MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

As of March 6, 2024

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Fortuna Silver Mines Inc. (the “Company” or “Fortuna”) (TSX: FVI and NYSE: FSM) should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2023 and 2022 (the “2023 Financial Statements”) and the related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings, including its annual information form, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

This MD&A is prepared by management and approved by the Board of Directors as of March 6, 2024. The information and discussion provided in this MD&A covers the year December 31, 2023, and where applicable, the subsequent period up to the date of issuance of this MD&A. Unless otherwise noted, all dollar amounts in this MD&A are expressed in United States (“US”) dollars. References to "$" or "US$" in this MD&A are to US dollars and references to C$ are to Canadian dollars.

Fortuna has a number of direct and indirect subsidiaries which own and operate assets and conduct activities in different jurisdictions. The terms "Fortuna" or the "Company" are used in this MD&A for simplicity of the discussion provided herein and may include references to subsidiaries that have an affiliation with Fortuna, without necessarily identifying the specific nature of such affiliation.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities and the technical and scientific information under National Instrument 43-101 – Standards for Disclosure of Mineral Projects (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources, which classifications differ significantly from the requirements required by the U.S. Securities and Exchange Commission (“SEC”) as set out in the cautionary note 57 of this MD&A. All forward-looking statements are qualified by cautionary notes in this MD&A as well as risks and uncertainties discussed in the Company’s Annual Information Form for fiscal 2022 dated March 28, 2023 and its Management Information Circular dated May 8, 2023, which are available on SEDAR+ and EDGAR.

This MD&A uses certain Non-IFRS financial measures and ratios that are not defined under IFRS, including but not limited to: cash cost per ounce of gold; all-in sustaining cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold equivalent sold; total production cash cost per tonne; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; free cashflow and free cashflow from ongoing operations; adjusted net income; adjusted attributable net income, adjusted EBITDA, net debt and working capital which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance. Non-IFRS financial measures and non-IFRS ratios do not have a standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Non-IFRS measures are further discussed in the “Non-IFRS Measures” section 30 of this MD&A.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Fortuna | 3

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

BUSINESS OVERVIEW

Fortuna is a growth focused Canadian precious metals mining company with operations and projects in Argentina, Burkina Faso, Côte d’Ivoire, Mexico, Peru, and Senegal. The Company produces silver, gold, and base metals and generates shared value over the long-term through efficient production, environmental protection, and social responsibility.

The Company operates the open pit Lindero gold mine (“Lindero” or the “Lindero Mine”) located in northern Argentina, the underground Yaramoko gold mine (“Yaramoko” or the “Yaramoko Mine”) located in southwestern Burkina Faso, the underground San Jose silver and gold mine (“San Jose” or the “San Jose Mine”) located in southern Mexico, the underground Caylloma silver, lead, and zinc mine (“Caylloma” or the “Caylloma Mine”) located in southern Peru, and the open pit Séguéla gold mine (“Séguéla”, or the “Séguéla Mine”) located in southwestern Côte d’Ivoire. Each of the Company's producing mines is generally considered to be a separate reportable segment, along with the Company's corporate stewardship segment.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange (“NYSE”) under the trading symbol FSM and on the Toronto Stock Exchange (“TSX”) under the trading symbol FVI.

CORPORATE DEVELOPMENTS

San Jose EIA

On October 30, 2023 the Company announced that the Mexican Federal Administrative Court (the “Court”) had ruled in favour of Compañia Minera Cuzcatlan S.A. de C.V (“Minera Cuzcatlan”), Fortuna’s Mexican subsidiary, and reinstated the 12-year environmental impact authorization (“EIA”) for the San Jose Mine.

The decision of the Court has been appealed and was admitted by the Mexican Collegiate Court (the “Appeals Court”) in January 2024.  Minera Cuzcatlan filed a response in February 2024.  A decision of the Appeals Court is expected within the next six to 12 months.  The permanent injunction that Minera Cuzcatlan already has remains in effect which allows the San Jose Mine to continue to operate.

Until the determination of the legal proceedings, the Company has agreed to certain temporary restrictions under the credit facility as disclosed in the Liquidity and Capital Resources section below.

IMPAIRMENT EXPENSE RECORDED IN THE FOURTH QUARTER OF 2023

In the fourth quarter of 2023 the Company recorded an impairment of mining interests and property plant and equipment of $90.6 million ($90.6 million net of tax). The impairment expense recognized against the carrying values of the mining interests is as follows:

	Impairment Expense	Impairment Expense
		Net of Tax
San Jose	$90.6	$90.6
Impairment expense	$90.6	$90.6
Figures may not add due to rounding

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

San Jose

During the fourth quarter of 2023, the life of mine plan for the San Jose Mine was updated and indicated that the Mineral Reserves will be exhausted at the end of 2024, compared to mid-2025 as previously planned. The decrease in the life of mine was the result of significant cost increases over the last 12 months, which resulted from:

●	Appreciation of the Mexican Peso
●	Higher labour costs as a result of new labour reform mandates which either took effect on January 1, 2024 or are expected to take effect in 2024
●	Higher contractor costs for transportation, distribution, shotcrete, maintenance and mine services
●	Higher costs for fuel, energy and materials related to inflation

In addition to the reduction in Mineral Reserves in the Trinidad Zone, planned expansion areas such as the Victoria Zone failed to convert Mineral Resources to Mineral Reserves as a result of the higher costs noted above.

The external factors increasing San Jose’s cost structure were not anticipated in the impairment assessment completed in 2022 along with the corresponding impact on the mines ability to replace Mineral Reserves. The change in circumstances and costs were integrated into a new impairment assessment with the result being an impairment charge of $90.6 million.

Lindero

As of December 31, 2023, the Company determined that there were indicators of impairment at the Lindero Mine due to an increase in capital costs for the heap leach expansion project and an increase in operating costs as a result of macro-economic factors; particularly in the pace of inflation relative to the devaluation of the Argentine Peso. In determining the recoverable value of the Lindero Cash Generating Unit (CGU), the Company made estimates of discounted after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. The projected cash flows are significantly affected by changes in assumptions related to metal selling prices, changes in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, export taxes, future capital expenditures, discount rates and exchange rates. The Company performed a test of impairment using a discount rate of 7.7% and a long term gold price of $1,750/oz to determine the fair value less cost of disposal (FVLCD) of the CGU and concluded that no impairment charge was required as of December 31, 2023. However, any adverse changes in any of the assumptions above in future periods may result in an impairment.

HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2023

Financial

●	Sales were $842.4 million, an increase of 24% from the $681.5 million reported in the year ended December 31, 2022 (“2022”)
●	Mine operating income was $190.0 million, an increase of 29% from the $146.8 million reported in 2022
●	Operating loss was $0.4 million, a decrease of 100% from the $113.6 million in operating loss reported in 2022
●	Net loss was $43.6 million or $0.17 per share, a decrease from a net loss of $135.9 million or $0.44 per share reported in 2022
●	Adjusted net income (refer to Non-IFRS Financial Measures) was $72.6 million compared to $42.6 million in 2022, representing a 70% year-over-year increase
●	Adjusted EBITDA (refer to Non-IFRS Financial Measures) was $335.1 million compared to $245.5 million reported in 2022, representing a 36% year-over-year increase
●	Free cash flow from ongoing operations (refer to Non-IFRS Financial Measures) was $153.5 million compared to $69.2 million reported in 2022, representing a 122% year-over-year increase

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

●	Net cash provided by operating activities was $296.9 million, an increase of 53% from the $194.2 million reported in 2022

Operating

●	Gold production of 326,638 ounces, a 26% increase from 2022
●	Silver production of 5,883,691 ounces, a decrease of 15% from 2022
●	Lead production of 40,851,657 pounds, an increase of 18% from 2022
●	Zinc production of 55,060,450 pounds, an increase of 19% from 2022
●	Consolidated All-in Sustaining Costs (“AISC”) of $1,508 per ounce on a gold equivalent sold basis compared to $1,431 per ounce for 2022. See “Non-IFRS Measures - All-in Sustaining Cash Cost per Ounce of Gold Equivalent Sold” for additional information

Health & Safety

For the fourth quarter of 2023, the Company recorded one lost time injury (“LTI”), three restricted work injuries and four medical treatment injuries (“MTI”) over 3.47 million hours worked. The year-to-date LTI frequency rate (“LTIFR”) at the end of this quarter was 0.36 (0.39 in 2022) lost time injuries per million hours worked while the year-to-date total recordable injury frequency rate (“TRIFR”) was 1.22 (2.32 in 2022) total recordable injuries per million hours worked.

Environment

No significant incidents were recorded during the fourth quarter of 2023, and no instances of environmental non-compliance were identified by authorities, nor were any fines related to environmental permits and regulations recorded.

Community Engagement

During the fourth quarter of 2023, there were no significant disputes at any of our sites. We also recorded 219 local stakeholder engagement activities during the period. These included consultation meetings with local administration and community leaders, participation in ceremonies and courtesy visits.

Climate Change

In the fourth quarter of 2023, the Company continued to pursue its climate change action plan, which aims to reduce its greenhouse gas emissions and strengthen its resilience to climate-related risks. The Company completed a climate-related scenario risk analysis in line with the guidelines set forth in the Task Force on Climate-Related Financial Disclosures Framework while finalizing its process of defining climate-related metrics and targets.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Operating and Financial Highlights

A summary of the Company’s consolidated financial and operating results for the three and twelve months ended December 31, 2023 are presented below:

	Three months ended December 31,			Years ended December 31,
Consolidated Metrics	2023	2022	% Change	2023	2022	% Change
Selected highlights
Silver
Metal produced (oz)	1,354,003	1,746,746	(22%)	5,883,691	6,907,275	(15%)
Metal sold (oz)	1,398,553	1,775,019	(21%)	5,899,186	6,924,640	(15%)
Realized price ($/oz)	23.27	21.35	9%	23.37	21.75	7%
Gold
Metal produced (oz)	107,376	64,112	67%	326,638	259,427	26%
Metal sold (oz)	106,961	62,718	71%	328,264	259,313	27%
Realized price ($/oz)	1,990	1,737	15%	1,948	1,802	8%
Lead
Metal produced (000's lbs)	10,798	8,735	24%	40,852	34,588	18%
Metal sold (000's lbs)	11,641	9,118	28%	41,074	34,869	18%
Zinc
Metal produced (000's lbs)	13,933	12,575	11%	55,060	46,176	19%
Metal sold (000's lbs)	14,407	11,027	31%	56,166	44,770	25%
Unit Costs
Production cash cost ($/oz Au Eq)	840	873	(4%)	874	849	3%
All-in sustaining cash cost ($/oz Au Eq)	1,509	1,579	(4%)	1,508	1,431	5%

Mine operating income	51.9	26.0	100%	190.0	146.8	29%
Operating loss	(77.4)	(173.1)	55%	(0.4)	(113.6)	100%
Attributable net loss	(92.3)	(152.8)	40%	(50.8)	(128.1)	60%
Attributable loss per share - basic	(0.30)	(0.52)	42%	(0.17)	(0.44)	61%
Adjusted attributable net income[1]	20.6	6.4	222%	64.9	41.4	57%
Adjusted EBITDA[1]	120.3	55.8	116%	335.1	245.5	36%
Net cash provided by operating activities	105.1	49.6	112%	296.9	194.2	53%
Free cash flow from ongoing operations[1]	66.2	4.4	1,405%	153.5	69.2	122%
Capital Expenditures[2]
Sustaining	46.8	33.9	38%	136.1	98.1	39%
Non-sustaining[3]	1.8	(2.3)	178%	5.2	8.2	(37%)
Séguéla construction	—	23.5	(100%)	50.0	107.7	(54%)
Brownfields	5.5	6.5	(15%)	16.1	23.3	(31%)
[1] Refer to Non-IFRS financial measures
[2] Capital expenditures are presented on a cash basis
[3] Non-sustaining expenditures include greenfields exploration
Figures may not add due to rounding

Fortuna | 7

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

The following table presents a summary of certain selected financial information for the three years ended December 31, 2023, 2022 and 2021:

	Three months ended December 31,			Years ended December 31,
	2023	2022	% Change	2023	2022	2021
Sales	265.3	164.7	61%	842.4	681.5	599.9
Mine operating income	51.9	26.0	100%	190.0	146.8	205.5
Operating (loss) income	(77.4)	(173.1)	55%	(0.4)	(113.6)	136.9
Net (loss) income	(89.8)	(160.4)	44%	(43.6)	(135.9)	59.4
Attributable net (loss) Income	(92.3)	(152.8)	40%	(50.8)	(128.1)	57.9
(Loss) earnings per share - basic	(0.30)	(0.52)	42%	(0.17)	(0.44)	0.24
Attributable (loss) earnings per share - basic	(0.30)	(0.52)	43%	(0.17)	(0.44)	0.24

As at				December 31, 2023	December 31, 2022	December 31, 2021
Cash and cash equivalents				128.1	80.5	107.1
Total assets				1,967.9	1,876.2	2,021.9
Debt				206.8	219.2	157.5
Shareholder's equity attributable to Fortuna shareholders				1,238.4	1,244.8	1,375.1

FINANCIAL RESULTS

Sales

	Three months ended December 31,			Years ended December 31,
	2023	2022	% Change	2023	2022	% Change
Provisional sales $
Lindero	61.4	48.8	26%	207.5	212.1	(2%)
Yaramoko	56.0	45.7	23%	228.8	193.5	18%
Séguéla	85.8	-	100%	154.2	-	100%
San Jose	33.6	43.8	(23%)	152.2	175.6	(13%)
Caylloma	28.0	24.7	13%	103.6	103.7	(0%)
Adjustments[1]	0.5	1.7	(71%)	(3.9)	(3.4)	(15%)
Total sales $	265.3	164.7	61%	842.4	681.5	24%
[1] Adjustments consists of mark to market, final price and assay adjustments
Based on provisional sales before final price adjustments. Net after payable metal deductions, treatment, and refining charges
Treatment charges are allocated to base metals at Caylloma and to gold at San Jose

Fourth Quarter 2023 vs Fourth Quarter 2022

Consolidated sales for the three months ended December 31, 2023 were $265.3 million, a 61% increase from the $164.7 million reported in the same period in 2022. Sales by reportable segment for the three months ended December 31, 2023 were as follows:

●	Lindero recognized adjusted sales of $61.4 million from the sale of 29,308 ounces of gold, a 26% increase from the same period in 2022. Sales increased at Lindero as a result of higher realized metal prices of $1,993 per gold ounce compared to $1,732 in the previous period and higher ounces sold. See "Results of Operations – Lindero Mine, Argentina" for additional information.
●	Yaramoko recognized adjusted sales of $56.0 million from the sale of 28,229 ounces of gold which was 23% higher than the same period in 2022. Higher gold sales at Yaramoko were primarily driven by higher metal prices of $1,984 per gold ounce compared to $1,742 in the comparable period and higher ounces sold. See "Results of Operations – Yaramoko Mine, Burkina Faso" for additional information.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

●	Séguéla recognized adjusted sales of $85.8 million from the sale of 43,018 ounces of gold. The mine was under construction in the same period for 2022. See "Results of Operations – Séguéla Mine, Côte d’Ivoire" for additional information.
●	San Jose recognized adjusted sales of $34.1 million, a 26% decrease from the $45.9 million reported in the same period in 2022. The decrease in sales was primarily driven by lower production from lower grades as well as lower tonnes mined as a result of operational challenges. This was partially offset by higher metal prices. See "Results of Operations – San Jose Mine, Mexico" for additional information.
●	Caylloma recognized adjusted sales of $28.1 million compared to $24.3 million reported in the same period in 2022. The increase in sales was primarily the result of higher increased production from higher grades and higher metal prices. See "Results of Operations – Caylloma Mine, Peru" for additional information.

Twelve Months of 2023 vs Twelve Months of 2022

Consolidated sales for the twelve months ended December 31, 2023 were $842.4 million, a 24% increase from the $681.4 million reported in the same period in 2022. Sales by reportable segment for the twelve months ended December 31, 2023 were as follows:

●	Lindero recognized adjusted sales of $207.5 million from the sale of 103,503 ounces of gold, a 2% decrease from the same period in 2022. Lower gold sales were the result of lower production due to lower gold grades delivered to the leach pad which was in line with the mining sequence, partially offset by higher metal prices. See "Results of Operations – Lindero Mine, Argentina" for additional information.
●	Yaramoko recognized adjusted sales of $228.8 million from the sale of 117,676 ounces of gold which was an 18% increase from the previous period. Higher sales were mainly due to higher metal prices as well as increased production from higher processed tonnes and higher grades. See "Results of Operations – Yaramoko Mine, Burkina Faso" for additional information.
●	Séguéla recognized adjusted sales of $154.2 million from the sale of 78,521 ounces of gold. See "Results of Operations – Séguéla Mine, Côte d’Ivoire " for additional information.
●	San Jose recognized adjusted sales of $149.7 million, a 14% decrease from the $173.5 million reported in the same period in 2022. Sales for the year were lower at San Jose primarily due to the illegal blockade of the mine in the second quarter and lower production from lower grades which is in line with the reserve model and partially offset by higher realized prices. See "Results of Operations – San Jose Mine, Mexico" for additional information.
●	Caylloma recognized adjusted sales of $102.2 million which were in line with the $102.3 million reported in the same period in 2022. See "Results of Operations – Caylloma Mine, Peru" for additional information.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Operating Income (Loss) and Adjusted EBITDA

	Three months ended December 31,				Years ended December 31,
	2023%[1]		2022%[1]		2023%[1]		2022%[1]
Operating income (loss)
Lindero	(5.8)	(9%)	(69.6)	(142%)	10.5	5%	(36.3)	(17%)
Séguéla	38.0	44%	1.4	0%	68.6	45%	(1.5)	0%
Yaramoko	2.2	4%	(95.0)	(208%)	36.2	5%	(81.3)	(42%)
San Jose	(110.6)	(325%)	(1.6)	(3%)	(105.7)	(71%)	22.0	13%
Caylloma	8.4	30%	6.8	28%	27.7	27%	30.2	29%
Corporate	(9.6)		(15.1)		(37.7)		(46.6)
Total	(77.4)	(29%)	(173.1)	(105%)	(0.4)	(0%)	(113.5)	(17%)

Adjusted EBITDA[2]
Lindero	30.1	49%	17.3	35%	80.9	39%	90.2	43%
Séguéla	63.0	73%	1.1	0%	106.3	69%	(0.3)	0%
Yaramoko	19.5	35%	24.0	53%	108.3	47%	85.6	44%
San Jose	6.4	19%	18.4	40%	40.4	27%	71.6	41%
Caylloma	11.1	39%	9.8	40%	38.7	38%	39.3	38%
Corporate	(9.8)		(14.8)		(39.5)		(40.9)
Total	120.3	45%	55.8	34%	335.1	40%	245.5	36%
[1] As a Percentage of Sales
[2] Refer to Non-IFRS Financial Measures
Figures may not add due to rounding

Fourth Quarter 2023 vs Fourth Quarter 2022

Operating loss for the three months ended December 31, 2023 was $77.4 million, a decrease of $95.7 million over the same period in 2022 which was primarily due to:

●	Higher operating income at the Lindero Mine was the result of an impairment charge of $70.2 million in the comparable period of 2022. Operating income for the fourth quarter of 2023 was impacted by several one time charges including:
o	A write-down of long-term low grade stockpiles to net realizable value of $5.4 million due to an increase in the expected costs to complete. The write-down was calculated based on an average cost per tonne including cash and non-cash costs as required under IFRS where as low grade stockpiles at Lindero are accumulated based on incremental cash costs. On a cash only basis, the low grade stockpiles remain profitable.
o	In the fourth quarter of 2023 the site completed a detailed review of inventory in warehouse and identified $2.5 million in inventory that was obsolete. The materials were written-off.
o	In December of 2023 the new Argentine government allowed a rapid devaluation of the Argentine Peso which resulted in a foreign exchange loss of $5.0 million primarily driven by the devaluation of VAT receivables
●	Yaramoko saw an increase in operating income of $97.2 million as a result of the mine recognizing an impairment charge of $103.5 million in the fourth quarter of 2022. Operating results at Yaramoko in the fourth quarter of 2023 were impacted by a write-down of materials in warehouse of $3.0 million as the site completed a detailed review of what will be consumed prior to the end of the current mine life and an administrative penalty of $2.7 million imposed by the government of Burkina Faso.
●	Séguéla recognized operating income of $38.0 million in the fourth quarter as the site completed its production ramp-up. In the comparable period the mine was still under construction.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

●	Operating loss at the San Jose Mine for the fourth quarter of 2023 was $110.6 million compared to operating income of $1.6 million in the same period of 2022. The decrease in operating income was primarily due to:
o	An impairment of mineral properties of $90.6 million related to an impairment charge for the San Jose cash generating unit. Refer “Impairment Expense Recorded in the Fourth Quarter of 2023” above.
o	A provision for $6.4 million related to employee severance costs as the mine is currently expected to close at the end of 2024 when Mineral Reserves are exhausted
o	A write-down of materials in warehouse of $4.4 million as a result of the shorter mine life and a revision in the inventory consumption plan
o	A write-off of $4.1 million of mineral properties related to exploration programs that will no longer be continued
●	Operating income at the Caylloma Mine for the fourth quarter of 2023 was $1.6 million higher than the comparable period of 2022 as a result of higher sales.

After adjusting for items that are not indicative of future operating earnings, adjusted EBITDA (refer to Non-IFRS Financial Measures) was $120.3 million for the three months ended December 31, 2023, an increase of $64.5 million over the same period in 2022. Higher adjusted EBITDA was primarily the result of contributions from the Séguéla Mine which was still under construction in the comparable period of 2022.

The most comparable IFRS measure to the Non-IFRS measure adjusted EBITDA is net income. Net loss for the three months ended December 31, 2023 was $89.8 million. Refer to the discussion above and to the section entitled “Non-IFRS Measures” for more detailed information.

Twelve months of 2023 vs Twelve months of 2022

Operating loss for the twelve months ended December 31, 2023 was $0.4 million, a decrease of $113.2 million over the same period in 2022 which was primarily due to:

●	Operating loss for the year ending December 31, 2022 included an impairment charge of $182.8 million related to impairments at the San Jose, Lindero and Yaramoko CGUs.
●	Contributions from the Séguéla Mine in the second half of 2023. The mine was under construction during 2022.
●	Lower operating income at the Lindero Mine was driven by the same factors above that influenced results for the quarter as well as higher distribution costs from the sale of copper concentrate during the year.
●	An operating loss at San Jose of $105.7 million for 2023 compared to an operating income of $22.0 million in the comparable period. The reduction in operating income was primarily the result of an impairment charge of $90.6 million that was recognized in the fourth quarter.
●	Operating income at Yaramoko was higher by $117.5 million as a result of the mine recognizing an impairment charge of $103.5 million in the previous year.
●	Operating income at Caylloma decreased by $2.4 million primarily as a result of higher operating costs.

After adjusting for items that are not indicative of future operating earnings, adjusted EBITDA (refer to Non-IFRS Financial Measures) was $335.1 million for the twelve months ended December 31, 2023, an increase of $89.6 million over the same period in 2022. Higher adjusted EBITDA was primarily the result of contributions from the Séguéla Mine which was still under construction in the previous period.

The most comparable IFRS measure to the Non-IFRS measure adjusted EBITDA is net loss. Net loss for the twelve months ended December 31, 2023 was $43.6 million. Refer to the discussion above and to the section entitled “Non-IFRS Measures” for more detailed information.

Fortuna | 11

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

All-in Sustaining Cost (“AISC”)

Fourth Quarter 2023 vs Fourth Quarter 2022

Consolidated AISC per gold equivalent ounce sold for the fourth quarter of 2023 was $1,509 per ounce compared to $1,579 per ounce for the comparable quarter. The decrease in AISC was primarily the result of:

●	Cash costs per ounce of $840 per gold equivalent ounces were lower than the $873 per gold equivalent ounce reported in Q4 2022 due to lower cost ounces from the Séguéla Mine, partially offset by a higher cost per ounce at the San Jose Mine due to lower production and higher costs
●	Higher gold equivalent ounces (“GEO”) sold primarily due to low contributions from the Séguéla Mine that was under construction in the comparable period.
●	The previous period benefited from the impact of the gain on a forward contract for diesel of $1.1 million.

Twelve Months of 2023 vs Twelve Months of 2022

Consolidated AISC per gold equivalent ounce sold for the twelve months ended December 31, 2023 was $1,508 per ounce compared to $1,431 per ounce for the comparable period. The increase in AISC was primarily the result of:

●	Cash cost per gold equivalent ounce was $874 compared to the $849 reported in 2022 as the contribution of lower cost production in the second half of the year from Séguéla was offset higher costs per ounce at Lindero mainly due to lower planned head grades in 2023 and higher costs at San Jose due to lower processed ore and lower head grades
●	Higher sustaining capital at the Lindero Mine as a result of Phase 2 of the leach pad expansion and higher capitalized stripping
●	The previous period benefited from the impact of the gain on a forward contract for diesel of $4.6 million.

General and Administrative (“G&A”) Expenses

	Three months ended December 31,			Years ended December 31,
(Expressed in millions)	2023	2022	% Change	2023	2022	% Change
Mine G&A	7.2	6.1	18%	27.5	22.5	22%
Corporate G&A	8.4	5.9	42%	28.3	27.7	2%
Share-based payments	4.3	4.4	(2%)	8.1	10.3	(21%)
Workers' participation	—	0.2	(100%)	0.2	1.0	(80%)
Total	19.9	16.6	20%	64.1	61.5	4%

G&A expenses for the three months ended December 31, 2023 increased 20% to $19.9 million compared to $16.6 million reported in the same period in 2022. The increase was the result of the Séguéla project entering production and timing of expenses.

G&A expenses for the twelve months ended December 31, 2023 of $64.1 million were in line with the $61.5 million reported in the same period in 2022 with higher mine G&A being offset by lower share based compensation.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Foreign Exchange Loss

Foreign exchange loss for the three months ended December 31, 2023 increased $2.0 million to $2.4 million compared to $0.4 million reported in the same period in 2022. Foreign exchange losses for the quarter were primarily driven by a $5.0 million loss in Argentina as the government allowed a rapid devaluation of the Argentine Peso in December which reduced the value of Peso denominated VAT balances.

Foreign exchange loss for the twelve months ended December 31, 2023 increased $2.0 million to $10.9 million compared to $8.9 million reported in the same period in 2022. Losses for the year were primarily driven by the December devaluation of the Argentine Peso in both August and December as well as devaluations of the West African Franc and the impact on VAT and cash balances.

Income Tax Expense

The Company is subject to tax in various jurisdictions, including Peru, Mexico, Argentina, Côte d’Ivoire, Burkina Faso, Australia, and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate (“ETR”) including the geographic distribution of income, variations in our income before income taxes, varying rates in different jurisdictions, the non-recognition of tax assets, local inflation rates, fluctuation in the value of the United States dollar and foreign currencies, changes in tax laws, and the impact of specific transactions and assessments. As a result of the number of factors that can potentially impact the ETR and the sensitivity of the tax provision to these factors, the ETR will fluctuate, sometimes significantly. This trend is expected to continue in future periods.

Income tax expense for the three months ended December 31, 2023 was $17.0 million compared to an income tax recovery of $15.3 million reported in the same period in 2022. The $32.3 million increase in the income tax expense was a result of Séguéla starting to accrue income taxes in the fourth quarter of 2023 as well as there not being a deferred tax recovery associated with the impairment charge at San Jose as it only has a year of mine life left. The fourth quarter of 2022 also had a large deferred tax recovery associated with the impairment charges realized in the quarter.

Income tax expense for the twelve months ended December 31, 2023 was $32.6 million compared to an income tax expense of $10.8 million reported in the same period in 2022. The increase of $21.8 million is primarily attributable to the Séguéla Mine starting to accrue for income tax expenses in the fourth quarter of 2024 and the impact of a deferred tax recoveries in 2022 related to the impairment charge of $182.8 million.

The ETR for the three months ended December 31, 2023 was (23%) compared to 9% for the same period in 2022. The decrease of 33% is primarily a result of the impairment charge at San Jose in the fourth quarter of 2023.

The ETR for the twelve months ended December 31, 2023 was (295%) compared to (9%) for the same period in 2022. The change in the ETR was the result of the impairment charge recognized at San Jose in the fourth quarter of 2023 and there not being a deferred tax recovery associated with the impairment charge as a result of the short mine life.

2024 GUIDANCE AND OUTLOOK

Séguéla Mine, Côte d’Ivoire

Mill throughput expanded to 1.46 Mta, achieving 70% of mill expansion scheduled for 2026

The 2024 mine plan considers mining in the Antenna, Ancien, and Koula pits, with plans to process
1.46 million tonnes of ore averaging 3.0 g/t Au, and capital investments estimated at $39.8 million, including $32 million for sustaining capital expenditures and $7.8 million for Brownfields exploration programs.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Feasibility and optimization work is underway to realize the opportunity to incorporate underground mineable resources at the Sunbird, Ancien, and Koula deposits.

Major sustaining capital investments include:

●	Capitalized stripping$17.1 million
●	Tailings storage facility (TSF) lift$4.8 million
●	Other miscellaneous $10.1 million

Capitalized stripping at Séguéla corresponds to further mining of the Antenna pit and development and mining of the Ancien and Koula pits. The overall stripping ratio for 2024 is planned to be 8.2:1. AISC for 2024 reflects the ongoing TSF expansion project, which will add tailings holding capacity for the next two years and is expected to be completed in the first half of 2024.

In 2024, annual ore processing is expanded to 1.46 million tonnes, 17 percent above tonnage scheduled for year 1 in the 2021 Technical Report, and close to the expansion target of 1.57 million tonnes scheduled for year 3. Process plant de-bottlenecking initiatives in 2024 still present upside opportunities for throughput capacity.

Cash cost and AISC:

●	The Company expects a 2024 cash cost between $630 and $730 per ounce of gold, an increase of approximately 113 percent over 2023 at the upper range, and 84 percent at the lower range of guidance. The increase is mainly due to the mine’s stripping ratio rising from 3.7:1 to 8.2:1, in accordance with the mine plan. In addition, higher costs are anticipated for processing, which include milling, energy consumption, freight, transportation, and overhead.
●	The Company expects a 2024 AISC between $1,110 and $1,230 per ounce of gold, an increase of approximately 54 percent over 2023 at the upper range, and 39 percent at the lower range of guidance. The increase is explained by higher cash cost per ounce and higher capex per ounce of approximately $120 related to capitalized stripping costs.

Yaramoko Mine, Burkina Faso

Grade and tonnages benefit from exploration success in 2023

At the Yaramoko Mine, the Company plans to process 435,000 tonnes of ore averaging 8.3 g/t Au. Capital investment decreases substantially compared to previous years and in 2024 mainly comprises of development and exploration activities.

Major sustaining capital investment projects include:

●	Mine development$13.9 million
●	Brownfields exploration $6.1 million

Cash cost and AISC:

●	The Company expects a 2024 cash cost between $865 and $965 per ounce of gold, an increase of approximately 29 percent over 2023 at the upper range, and 16 percent at the lower range of guidance. The increase is due primarily to the reallocation of fixed mining costs from capex to opex and lower processed ore.
●	The Company expects a 2024 AISC between $1,220 and $1,320 per ounce of gold, a decrease of approximately 7 percent under 2023 at the upper range, and 14 percent at the lower range of guidance. The decrease is explained by lower capex year over year of approximately $250 per ounce of gold.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Lindero Mine, Argentina
Sustaining capital intensive year, including a one-time leach pad expansion of $41.7 million

The Lindero Mine is expected to place 6.6 million tonnes of ore on the leach pad averaging 0.62 g/t Au, containing an estimated 131,000 ounces of gold. Capital investments are estimated at $64.0 million, including $51.5 million in capital projects, and $12.5 million in capitalized stripping costs.

Major sustaining capital investments include:

●	Capitalized stripping $12.5 million
●	Leach pad phase II expansion$41.7 million
●	Heavy equipment replacement and overhaul$6.6 million
●	Plant critical spare parts$3.2 million

Cash cost and AISC:

●	The Company expects a 2024 cash cost between $850 and $950 per ounce of gold, mostly in line with 2023.
●	The Company expects a 2024 AISC between $1,730 and $1,950 per ounce of gold, an increase of approximately 22 percent over 2023 at the upper range, and 9 percent at the lower range of guidance. 2024 is a particularly capital intensive year for Lindero, including a one-time leach pad phase II expansion project which is planned to be completed in the second half of 2024, with a capital estimate of $41.7 million.

While the mine continues delivering on cost savings from operational efficiency programs, the economics of Lindero are exposed to potential significant impacts in changes to macro-economic and taxation policies, derived from emergency announcements made by the newly elected Government in its attempt to eliminate the national fiscal deficit. Cash cost per ounce does not include any potential changes to the Argentine taxation regime on imports and export duties, as these are still being discussed by the Government and Congress. However, if passed as advertised, these represent additional risks to higher cash cost per ounce and AISC estimates.

San Jose Mine, Mexico

Cost increments lead to exhaustion of reserves by year end 2024

At the San Jose Mine, the Company plans to process 0.90 million tonnes of ore averaging 142 g/t Ag and 0.9 g/t Au. Silver and gold production reflect the declining grade profile of the tail end of the Mineral Reserves.

The updated mine plan for 2024 is scheduled to exhaust Mineral Reserves by the end of 2024, compared to mid-2025 as previously planned. Over the past 12 months, the operation has experienced significant cost increments, of which the main drivers are:

●	Mexican Peso appreciation; representing approximately 35 percent of cost increment.
●	Higher contractor costs for transportation, distribution, shotcrete, maintenance, and mining services; representing approximately 16 percent of cost increment.
●	Higher labour costs and new labour reform mandates, which took effect on January 1, 2024; representing approximately 21 percent of cost increment.
●	Change from owner’s mining fleet to contractor for mine development; representing approximately 6 percent of cost increment.
●	Higher costs in fuel, energy, materials, and consumables related to 2023 inflation; representing approximately 5 percent of cost increment.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

As a result of the cost increments described above, the mine plan has been reduced by approximately six months, leading to an anticipated closure in late 2024 from the previous estimation of closure in mid-2025. The Company has assigned a dedicated team to review and update a multiyear progressive mine closure and monitoring plan with a current budget of approximately $27.0 million, which will begin its implementation during 2024. Multiple considerations are being included such as closure-related technical studies and designs, remediation of affected areas, decommissioning and removal of infrastructure, landform reshaping, revegetation, and value-added activities for the communities associated with progressive closure, repurposing, and where appropriate, long-term monitoring and maintenance, whilst adhering to strict compliance with mine closure governmental regulations and high international standards.

The Company is engaged in an intensive exploration program to delineate the newly discovered Yessi vein.

Cash cost and AISC:

●	The Company expects a 2024 cash cost between $20.3 and $22.3 per ounce of silver, an increase of approximately 70 percent over 2023 at the upper range, and 54 percent at the lower range of guidance. The increase is mainly explained by lower production related to the grade profile as per the remaining life of mine plan, and the impact of higher projected operational expenditures, reflecting incremental costs throughout 2023. In addition, cash cost includes remaining lateral and vertical development and infill drilling required to complete final stoping and mining, as well as mining equipment overhauling, totaling $10.7 million.
●	The Company expects a 2024 AISC between $22.8 and $24.0 per ounce of silver, an increase of approximately 31 percent over 2023 at the upper range, and 24 percent at the lower range of guidance. The increase is mainly explained by lower volume and higher cash cost, partially offset by no capital expenditures in 2024.

Caylloma Mine, Peru

Consistent performer

At the Caylloma Mine, the Company plans to process 0.5 million tonnes of ore averaging 78 g/t Ag, 3.12% Pb, and 4.20% Zn. Capital investments are estimated at $21.0 million, including $19.0 million for sustaining capital expenditures and $2.0 million for Brownfields exploration programs.

Sustaining capital investments include:

●	Mine development$5.1 million
●	Caylloma Mine substation power grid enhancement$2.9 million
●	Plant power sub-station, phase II$1.4 million
●	New paste backfill system $4.7 million

●	Operating permits and

Global Industry Standard on Tailings Management (GISTM)        $1.2 million

●	Maintenance $3.7 million

Cash cost and AISC:

●	The Company expects a 2024 cash cost between $12.7 and $14.0 per ounce of silver, a decrease of approximately 6 percent under 2023 at the upper range, and 14 percent at the lower range of guidance. The decrease is mainly due to lower treatment and refining charges in 2024.
●	The Company expects a 2024 AISC between $18.0 and $21.0 per ounce of silver, in line with 2023 at the upper range, and a decrease of 14 percent at the lower range of guidance. The decrease is explained mainly by lower cash costs and slightly lower capital expenditures.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

2024 Exploration Outlook

Fortuna continues to advance its robust pipeline of Brownfields and Greenfields exploration projects in West Africa and the Americas, building on the success of the exploration programs carried out in 2023.

Brownfields Exploration

Fortuna´s consolidated Brownfields exploration budget for 2024 for its five mines and the Diamba Sud Gold Project totals $30.8 million, which includes 192,500 meters of reverse circulation, diamond core, and air core exploration drilling.

Séguéla Mine, Côte d’Ivoire

The Brownfields exploration program budget for 2024 at Séguéla is $7.8 million, which includes 41,750 meters of exploration drilling, focused on testing and extending underground targets associated with the Sunbird, Ancien, and Koula deposits, as well as advancing emerging deposits such as Barana, Badior, and Kestral, and continuing to explore for additional prospects.

San Jose Mine, Mexico

The Brownfields exploration program budget for 2024 at San Jose is $4.9 million, which includes 13,900 meters of diamond drilling, focused on testing and extending the Yessi vein as well as exploring additional targets within the mine area.

Yaramoko Mine, Burkina Faso

The Brownfields exploration program budget for 2024 at Yaramoko is $6.1 million, which includes 41,450 meters of exploration drilling, with underground drilling testing western and depth extensions to the Zone 55 deposit, surface drilling testing several anomalies along the Boni Shear, Bagassi South surface extensions, and other surface targets.

Caylloma Mine, Peru

The Brownfields exploration program budget for 2024 at Caylloma is $2.0 million, supporting field exploration, regional geophysics, and ongoing studies of the structural controls to mineralization on the Animas vein.

Diamba Sud Gold Project, Senegal

The Brownfields exploration program budget for 2024 at the Diamba Sud Gold Project is $9.9 million, which includes 42,700 meters of drilling, including extension and resource development, in addition to the testing and advancement of previously identified geochemistry anomalies. Additional geochemical and geophysical surveys at Diamba Sud will be conducted in support of advancing the project.

Greenfields Exploration

Greenfields exploration will continue in Mexico, Argentina, Senegal, and Côte d'Ivoire advancing generative programs across several projects supported by a budget of $7.5 million, including continuing active corporate development.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS

Lindero Mine, Argentina

The Lindero Mine is an open pit gold mine located in Salta Province in northern Argentina. Its commercial product is gold doré. The table below shows the key metrics used to measure the operating performance of the mine: tonnes placed on the leach pad, grade, production, and unit costs:

	Three months ended December 31,		Years ended December 31,
	2023	2022	2023	2022
Mine Production
Tonnes placed on the leach pad	1,556,000	1,334,509	6,005,049	5,498,064

Gold
Grade (g/t)	0.63	0.80	0.64	0.81
Production (oz)	29,591	29,301	101,238	118,418
Metal sold (oz)	29,308	27,847	103,503	117,076
Realized price ($/oz)	1,993	1,732	1,942	1,803

Unit Costs
Cash cost ($/oz Au)[1]	934	814	920	739
All-in sustaining cash cost ($/oz Au)[1]	1,557	1,219	1,565	1,140

Capital Expenditures ($000's) [2]
Sustaining	10,607	3,973	39,358	18,035
Sustaining leases	598	567	2,393	2,398
Non-sustaining	1,302	–	1,978	169
Brownfields	–	184	–	1,288
[1] Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.

2 Capital expenditures are presented on a cash basis

Quarterly and Annual Operating and Financial Highlights

In the fourth quarter of 2023, a total of 1,556,000 tonnes of ore were placed on the heap leach pad, with an average gold grade of 0.63 g/t, containing an estimated 31,665 ounces of gold. Gold production for Q4 2023 totaled 29,591 ounces. This represents a 1% increase in total ounces, from the previous quarter. Gold production was comprised of 24,977 ounces in doré bars, 4,443 ounces of gold contained in fine carbon, and 171 ounces contained in copper concentrate. Ore mined was 2.1 million tonnes, with a stripping ratio of 0.6:1. The stripping ratio in the fourth quarter was 45 percent lower than the third quarter of 2023.

For the full year 2023 gold production totaled 101,238 ounces, achieving midpoint of annual production guidance. Gold production comprised of 94,905 ounces in doré bars, 6,015 ounces in gold contained in fine carbon, and 319 ounces contained in copper concentrate. The stripping ratio for 2023 was 1.14:1, aligned with the mining plan for the year.

The cash cost per ounce of gold for the quarter ending December 31, 2023, was $934 compared to $814 in the same period of 2022. For the year ending December 31, 2023, the cash cost per ounce was $920, an increase from $739 in 2022. The increase in cash cost per ounce of gold for both the quarter and for the full year was primarily due to lower processed gold grades in accordance with the mine plan.

The all-in sustaining cash cost per gold ounce sold during Q4 2023 was $1,557, up from $1,219 in the fourth quarter of 2022. For the full year of 2023, the all-in sustaining cash cost was $1,565, compared to $1,140 in 2022. The increase in

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

both the quarter and the year was primarily due to higher cash costs, along with increased sustaining capital expenditures related to the heap leach expansion. This was partially mitigated by higher copper by-product credits.

As of December 31, 2023, the leach pad expansion project is approximately 23% complete. Mobilization of the civil contractor’s personnel and equipment has advanced with earth moving activities having commenced in January. Deliveries of geomembrane and geosynthetic clay liner are on-track, with the remaining materials expected to arrive on site in the first quarter of 2024. The leach pad expansion remains on schedule for completion during the second half of 2024.

Yaramoko Mine, Burkina Faso

The Yaramoko Mine is located in south-western Burkina Faso, and began commercial production in 2016. The operation consists of two underground mines feeding ore to a traditional gold processing facility where the ore is crushed, milled and subject to carbon-in-leach extraction processes, prior to electrowinning and refining where gold is poured to doré bars. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, production, and unit costs:

	Three months ended December 31,		Years ended December 31,
	2023	2022	2023	2022
Mine Production
Tonnes milled	110,445	142,694	531,578	546,651

Gold
Grade (g/t)	7.16	6.45	6.81	6.37
Recovery (%)	98	98	98	98
Production (oz)	28,235	26,190	117,711	106,108
Metal sold (oz)	28,229	26,250	117,676	107,433
Realized price ($/oz)	1,984	1,742	1,945	1,802

Unit Costs
Cash cost ($/oz Au)[1]	949	818	809	840
All-in sustaining cash cost ($/oz Au)[1]	1,720	1,829	1,499	1,529

Capital Expenditures ($000's) [2]
Sustaining	12,620	18,994	49,938	45,665
Sustaining leases	1,077	1,419	4,758	5,692
Brownfields	1,261	2,855	4,917	5,873
[1] Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
[2] Capital expenditures are presented on a cash basis

Quarterly and Annual Operating and Financial Highlights

The Yaramoko Mine produced 28,235 ounces of gold in the fourth quarter of 2023 with an average gold head grade of 7.16g/t, 8% and 11% increases when compared to the same period in 2022. Higher production was due to higher grades partially offset by lower mill throughput in the fourth quarter and a planned maintenance shutdown in December.

Gold production in 2023 totaled 117,711 ounces, achieving the higher end of the annual guidance range.

The cash cost per ounce of gold sold for the quarter ended December 31, 2023, was $949 compared to $818 in the same period in 2022. The increase for the quarter is mainly attributed to higher mining costs, particularly due to equipment, energy, and overhead expenses, but was partially offset by higher gold production. For the year ending December 31, 2023, the cash cost per ounce of gold sold was $809, a decrease from $840 in 2022. The full year decrease is mainly due to increased production and lower mining costs during prior quarters.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

The all-in sustaining cash cost per gold ounce sold was $1,720 for the quarter ended December 31, 2023, compared to $1,829 in the same period of 2022. The change in the quarter was primarily due to the increased cash cost described above, increased royalties and an administrative penalty in Q4, offset by reduced capital expenditures. For the full year, the all-in sustaining cash cost was $1,499 in 2023, compared to $1,529 in 2022. The increased royalies and administrative penalty costs in Q4 were offset by increased production and decreased costs earlier in the year.

Exploration and grade control drilling success in conjunction with underground development extended mineralization on the western side of the Zone 55 mineralized structure. This provided additional mining areas which demonstrated wider and higher-grade extensions of mineralization within and beyond the existing resource boundary.

Séguéla Mine, Côte d’Ivoire

The Séguéla Mine is located in the Woroba District of Côte d’Ivoire, and began commercial production on July 1, 2023. The operation consists of an open pit mine, feeding ore to a single stage crushing circuit, with crushed ore being fed to a SAG mill followed by conventional carbon-in-leach and gravity recovery circuits prior to electro winning and smelting of gold doré. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, production, and unit costs:

	Three months ended December 31,		Years ended December 31,
	2023	2022	2023	2022
Mine Production
Tonnes milled	387,624	-	807,616	-
Average tonnes crushed per day	4,123	-	3,282	-

Gold
Grade (g/t)	3.62	-	3.42	-
Recovery (%)	95	-	94	-
Production (oz)	43,096	-	78,617	-
Metal sold (oz)	43,018	-	78,521	-
Realized price ($/oz)	1,994	-	1,963	-

Unit Costs
Cash cost ($/oz Au)[1]	323	-	357	-
All-in sustaining cash cost ($/oz Au)[1]	737	-	760	-

Capital Expenditures ($000's) [2]
Sustaining	7,765	-	10,912	-
Sustaining leases	2,285	-	5,329	-
[1] Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
[2] Capital expenditures are presented on a cash basis

Quarterly and Annual Operating and Financial Highlights

In the fourth quarter of 2023, mined material totaled 387,624 tonnes of ore, averaging 3.62 g/t Au, and containing an estimated 43,096 ounces of gold from the Antenna Pit. Movement of waste during the quarter totaled 2,110,209 tonnes, for a strip ratio of 5.4:1. Séguéla produced 43,096 ounces of gold at an average head grade of 3.62 g/t Au, a 37% increase and a 5% decrease, respectively, compared to the previous quarter. The increase in gold production is directly related to the mill achieving consistently higher throughput, processing 387,624 tonnes, a 25% increase over the previous quarter.

Gold production in 2023 totaled 78,617 ounces, exceeding the higher end of the annual guidance range.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Reconciliation of tonnes, grade, and gold ounces mined for the fourth quarter from Antenna show a positive correlation when compared to the long-term reserve model with 6% higher ore tonnes mined at 16% higher grades resulting in 24% more gold ounces extracted than predicted in the model.

Process plant performance continued to improve as feed characteristics were stabilized and initial bottlenecks addressed. Recovery in the fourth quarter increased to 94.9%, ahead of feasibility study assumptions. Plant productivity also continued to improve with throughput in the fourth quarter being 186 tonnes/hour, a 20% increase on the 154 tonnes/hour nameplate capacity.

Cash cost per gold ounce sold was $323 for Q4 2023 and $357 for the full year, which was below plan and guidance, primarily due to higher production, higher head grades, lower consumable consumption, and lower service costs.

All-in sustaining cash cost per gold ounce sold was $737 for Q4 2023 and $760 for the full year, which was below plan and guidance, primarily due to lower cash cost and higher sales volume, partially offset by higher capital expenditures.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

San Jose Mine, Mexico

The San Jose Mine is an underground silver-gold mine located in the state of Oaxaca in southern Mexico. The following table shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, recovery, gold and silver production, and unit costs:

	Three months ended December 31,		Years ended December 31,
	2023	2022	2023	2022
Mine Production
Tonnes milled	241,035	259,500	930,200	1,029,590
Average tonnes milled per day	2,678	2,883	2,643	2,925

Silver
Grade (g/t)	145	194	171	191
Recovery (%)	91	91	91	91
Production (oz)	1,023,525	1,473,627	4,656,631	5,762,563
Metal sold (oz)	1,040,888	1,482,452	4,659,611	5,755,330
Realized price ($/oz)	23.35	21.37	23.36	21.73

Gold
Grade (g/t)	0.91	1.13	1.06	1.14
Recovery (%)	90	90	90	90
Production (oz)	6,345	8,499	28,559	34,124
Metal sold (oz)	6,406	8,621	28,524	34,201
Realized price ($/oz)	1,983	1,734	1,942	1,802

Unit Costs
Production cash cost ($/t)[2]	103.89	86.26	98.98	81.33
Production cash cost ($/oz Ag Eq)[1,2]	17.57	11.16	14.40	10.56
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	21.98	15.53	19.40	15.11

Capital Expenditures ($000's) [3]
Sustaining	3,190	3,695	14,018	15,731
Sustaining leases	246	169	878	658
Non-sustaining	505	–	1,682	869
Brownfields	1,257	961	4,215	5,606
[1] Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively
[2] Production cash cost, Production cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures
[3] Capital expenditures are presented on a cash basis

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Quarterly and Annual Operating and Financial Highlights

In the fourth quarter of 2023, San Jose produced 1,023,525 ounces of silver and 6,345 ounces of gold, 31% and 25% decreases respectively, at average head grades for silver and gold of 145 g/t and 0.91 g/t, 25% and 20% decreases respectively, when compared to the same period in 2022. The decrease in silver and gold production for the quarter is explained by the declining grade profile of Mineral Reserves in the mine plan, as well as lower tonnage extracted from the mine. The reduction in tonnage is due to operational challenges leading to delays in backfilling and blasting operations in stopes P and Q during December 2023. During the fourth quarter, the processing plant milled 241,035 tonnes at an average of 2,678 tonnes per day.

Production in 2023 totaled 4,656,631 ounces of silver and 28,559 ounces of gold, 12% and 16% below annual guidance range, respectively. The decrease in production is attributed primarily to the 15-day illegal union blockade in the second quarter, the associated disruption to operations thereafter, and a silver and gold head grade reconciliation to reserves at the lower end of guidance range.

The cash cost per silver equivalent ounce for the three months ending December 31, 2023, was $17.57, an increase from $11.16 in the same period of 2022. This increase was primarily attributed to lower head grades, as discussed above, and higher cash costs per tonne primarily related to the appreciation of the Mexican Peso, higher mining contractor tariffs, and a 7% decrease in processed ore. For the year ending December 31, 2023 the cash cost per silver equivalent ounce sold was $14.40 compared to $10.56. The full year increase was driven by lower head grades, and higher cash cost per tonne, which was similarly influenced by the appreciation of the Mexican Peso and 10% lower tonnes processed.

The all-in sustaining cash cost of payable silver equivalent ounce for the three months ended December 31, 2023 increased by 42% to $21.98, and full year 2023 increased 28% to $19.40. This compares to $15.53 per ounce and $15.11 per ounce for the same periods in 2022. These increases were mainly driven by higher cash costs and lower production, slightly mitigated by lower workers' participation costs.

The decrease in Brownfields expenditures is primarily attributable to reduced drilling activity in 2023. Drilling in 2023 was however higher than initially anticipated, owing to the emergent drilling campaign at the Yessi vein, discovered in the third quarter of the year. Exploration at the Yessi vein is ongoing.

Fortuna | 23

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Caylloma Mine, Peru

Caylloma is an underground silver, lead, and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, recovery, silver, gold, lead, and zinc production and unit costs:

	Three months ended December 31,		Years ended December 31,
	2023	2022	2023	2022
Mine Production
Tonnes milled	140,800	138,491	543,876	546,186
Average tonnes milled per day	1,564	1,556	1,528	1,539

Silver
Grade (g/t)	88	75	85	80
Recovery (%)	83	81	83	81
Production (oz)	330,478	273,119	1,227,060	1,144,714
Metal sold (oz)	353,935	289,870	1,229,298	1,156,381
Realized price ($/oz)	23.06	21.28	23.37	21.81

Gold
Grade (g/t)	0.11	0.12	0.14	0.14
Recovery (%)	21	22	22	32
Production (oz)	109	122	513	777
Metal sold (oz)	—	—	40	603
Realized price ($/oz)	—	—	1,902	1,864

Lead
Grade (%)	3.84	3.22	3.74	3.27
Recovery (%)	91	89	91	88
Production (000's lbs)	10,798	8,735	40,852	34,588
Metal sold (000's lbs)	11,641	9,118	41,074	34,869
Realized price ($/lb)	0.97	0.96	0.98	0.98

Zinc
Grade (%)	5.00	4.63	5.11	4.32
Recovery (%)	90	89	90	89
Production (000's lbs)	13,933	12,575	55,060	46,176
Metal sold (000's lbs)	14,407	11,027	56,166	44,770
Realized price ($/lb)	1.13	1.35	1.23	1.57

Unit Costs
Production cash cost ($/t)[2]	100.71	95.70	100.40	92.96
Production cash cost ($/oz Ag Eq)[1,2]	13.67	12.46	14.28	12.34
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	22.34	20.30	19.90	17.97

Capital Expenditures ($000's) [3]
Sustaining	8,635	7,188	17,903	18,694
Sustaining leases	912	845	3,538	3,350
Brownfields	966	473	2,302	1,202
[1] Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively
[2] Production cash cost, Production cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures
[3] Capital expenditures are presented on a cash basis

Fortuna | 24

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Quarterly and Annual Operating and Financial Highlights

In the fourth quarter, the Caylloma Mine produced 330,478 ounces of silver at an average head grade of 88 g/t,  a21% and 17% increase, respectively, when compared to the previous quarter. Silver production for 2023 totaled 1,227,060 ounces, exceeding the upper end of annual guidance range by 10 percent.

Lead and zinc production for the quarter was 10.8 million pounds of lead, and 13.9 million pounds of zinc. Lead and zinc production rose by 24% and 11%, respectively, compared to the same period in 2022. Head grades averaged 3.84%, and 5.00%, a 19% and 8% increase, respectively, when compared to the previous quarter. Record lead and zinc production for 2023 totaled 40.9 and 55.1 million pounds, respectively. Increased production is the result of positive grade reconciliation to the reserve model in levels 16 and 18 of the Animas vein. Gold production totaled 109 ounces with an average head grade of 0.11 g/t.

The cash cost per silver equivalent ounce sold for the quarter ended December 31, 2023, was $13.67 compared to $12.46 in the same period in 2022. The increase for the quarter is attributed primarily due to higher cash cost per tonne,  higher treatment charges and the impact of higher silver prices on the calculation of silver equivalent ounces .  For the year ended December 31, 2023, the cash cost per ounce of silver equivalent sold was $14.28, compared to $12.34 in 2022. The full year increase was driven mainly by the same factors explained above for the quarter.

The all-in sustaining cash cost per ounce of payable silver equivalent for the three months ended December 31, 2023, increased 10% to $22.34, compared to $20.30 for the same period in 2022. The all-in sustaining cash cost per ounce of payable silver equivalent for the full year 2023 increased 11% to $19.90, compared to $17.97 in 2022. The increases were mainly driven by the impact of increasing silver prices on the calculation of silver equivalent ounces, and higher capital costs.

Underground development for the quarter was mainly focused on mine levels 15, 16, and 18. The increase in Brownfields expenditures is primarily attributable to greater footage and additional diamond drilling.

QUARTERLY INFORMATION

The following table provides information for the last eight fiscal quarters up to December 31, 2023:

	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Sales	265.3	243.1	158.4	175.7	164.7	166.6	167.9	182.3
Mine operating income	51.9	65.9	31.9	40.4	26.0	24.7	32.5	63.5
Operating income (loss)	(77.4)	45.4	7.7	23.9	(173.1)	5.7	13.1	40.7
Net income (loss)	(89.8)	30.9	3.5	11.9	(160.4)	(4.1)	1.7	27.0

Basic (loss) earnings per share	(0.30)	0.09	0.01	0.04	(0.52)	(0.01)	0.01	0.09
Diluted (loss) earnings per share	(0.30)	0.09	0.01	0.04	(0.52)	(0.01)	0.01	0.09

Total assets	1,967.9	2,046.6	1,991.5	1,946.1	1,876.2	2,032.6	2,060.0	2,060.4
Debt	206.8	246.6	285.9	244.9	219.2	204.2	218.6	198.0

Figures may not add due to rounding

Sales increased 9% in the fourth quarter of 2023 to $265.3 million compared to $243.1 million in the third quarter of 2023 due to higher production. Net income decreased by $120.7 million compared to the third quarter of 2023 as a result of an impairment charge at San Jose and a number of onetime charges.

Fortuna | 25

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Sales increased 53% in the third quarter of 2023 to $243.1 million compared to $158.4 million in the second quarter of 2023. Sales in the quarter were impacted by the addition of Séguéla as an operating mine.  Net income increased by $27.4 million compared to the second quarter of 2023 as a result of contributions from Séguéla which was in ramp-up during the previous quarter and the return to full operations at San Jose following an illegal blockade.

Sales decreased 10% in the second quarter of 2023 to $158.4 million compared to $175.7 million in the first quarter of 2023. Sales in the quarter were impacted by the illegal blockade at San Jose. Net income decreased by $8.4 million compared to the first quarter of 2023 as a result of lower sales and $7.3 million of other operating expenses related to care and maintenance, stand-by charges, and one-time payments associated with the work stoppages at Yaramoko and San Jose.

Sales increased 7% in the first quarter of 2023 to $175.7 million compared to $164.7 million in the fourth quarter of 2022 as higher gold sales and realized prices offset lower silver production. Net income increased by $172.3 million compared to the fourth quarter of 2022 as a result of an impairment charge of $182.8 million ($164.5 million net of tax) in the previous quarter.

Sales decreased 1% in the fourth quarter of 2022 to $164.7 million compared to $166.6 million in the third quarter of 2022 as lower production was offset by higher metal prices. Net loss increased by $156.3 million compared to the third quarter of 2022 as a result of an impairment charge of $182.8 million ($164.5 million net of tax) related to write-downs in the carrying values of the San Jose, Yaramoko, and Lindero cash generating units.

Sales decreased 1% in the third quarter of 2022 to $166.6 million compared to $167.9 million in the second quarter of 2022 as higher production was offset by lower realized metal prices. Mine operating income was impacted by higher processing costs and a $1.0 million write down of inventory to net realizable value at Yaramoko. Net income decreased $5.8 million compared to the second quarter of 2022 primarily due to the factors described above as well the write-off of the Tlamino property for $3.4 million.

Sales decreased 8% in the second quarter of 2022 to $167.9 million compared to $182.3 million in the first quarter of 2022 due primarily to lower sales at Yaramoko as mining finished in the QV zone and mill feed was supplemented by stockpiles reducing head grade delivered to the mill and lower head grades at San Jose. Mine operating income was lower as a result of lower sales as well as a $4.0 million write-down of inventory to net realizable value and an increase in costs due to inflationary pressures. Net income decreased $25.3 million compared to the first quarter of 2022 primarily due to the factors described above as well as higher current taxes from the recognition of withholding taxes.

Sales decreased 8% in the first quarter of 2022 to $182.3 million compared to $198.9 million in the fourth quarter of 2021 due primarily to lower sales at Lindero as a result of the impacts of COVID-19 at the mine and due to lower head grades at San Jose. Operating income was in line with the previous quarter as higher mine operating income was offset by the $2.1 million write-off due to the termination of a property agreement for the Santa Fe Property in Mexico and an increase in foreign exchange losses in the quarter. Net income increased $10.4 million compared to the fourth quarter of 2021 primarily due to lower current and deferred taxes.

LIQUIDITY AND CAPITAL RESOURCES

Cash and Cash Equivalents

The Company has cash and cash equivalents of $128.1 million at December 31, 2023 compared to $80.5 million at the end of 2022. The increase in cash and cash equivalents was primarily the result of the completion of construction at Séguéla and the mine starting to generate free cash flow. Significant cash movements are described below.

Fortuna | 26

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Working Capital

Working capital decreased to $89.6 million at the end of 2023 compared to $117.6 million at the end of 2022. The decrease in working capital was primarily a result of the convertible debentures moving from long term to current liabilities as they will mature on October 31, 2024 and an increase in accounts payable with the Séguéla Mine moving into operations.

Operating Activities

Cash flow generated from operating activities for the year ending December 31, 2023 increased to $296.9 million compared to $194.2 million in 2022. The increase in operating cash flow was primarily due to the addition of Séguéla as an operating mine in the second half of 2023 and higher realized gold prices. Negative working capital movements for 2023 were lower than the previous year due to an increase in payables at Séguéla as the mine shifted to operations. Interest paid in the year was higher due to an increase in interest rates and the Company stopped capitalizing interest costs when the Séguéla Mine transitioned to commercial production.

Investing Activities

For the year ending December 31, 2023 the Company invested $217.3 million in capital expenditures on a cash basis consisting of $143.6 million in sustaining capital and $73.7 million in expansionary capital. Capital investments consisted primarily of the following:

Sustaining

●	$39.4 million invested at the Lindero Mine to support both capitalized stripping and the Phase 2 expansion of the leach pad
●	$54.9 million at Yaramoko which consisted primarily of underground development
●	$20.2 million at Bateas and $18.2 million at San Jose primarily for capitalized development costs
●	$10.9 million in capitalized stripping and mine development at Séguéla

Expansionary

●	$3.9 million related to exploration and study work at the Diamba Sud project
●	$10.0 million to Newcrest West Africa Holdings Pty Ltd. paid on the achievement of the first gold pour at Séguéla under a contractual obligation
●	$50.0 million to complete the construction of Séguéla
●	$6.5 million in capitalized interest related to the Séguéla project

During the period the Company also realized an investment gain of $12.4 million related to blue chip swaps at Lindero to access a foreign exchange window opened by the government and paid $12.8 million related to the acquisition of Chesser Resources for capitalized acquisition and transaction costs.

Financing Activities

Financing activities for the year primarily consisted of a $75.5 million draw down on the credit facility to complete the construction of Séguéla and a subsequent repayment of $90.5 million after Séguéla transitioned to operations. The Company also spent $16.6 million related to payments on lease obligations.

Capital Resources

The Company maintains a $250.0 million revolving credit facility (“Credit Facility”). As at December 31, 2023, the Company had drawn down $165.0 million of the available credit (excluding letters of credit). The Credit Facility has a term of four years and matures on November 4, 2025. The amount available under the Credit Facility steps down to $175.0 million on November 4, 2024. Interest accrues on SOFR loans under the Credit Facility at SOFR plus an applicable margin of 2.25% to 3.25% which varies depending on the consolidated leverage levels of the Company.

Fortuna | 27

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

The Credit Facility includes covenants customary for a facility of this nature including, among other matters, reporting requirements, and positive, negative, and financial covenants set out therein. As at December 31, 2023, the Company was in compliance with all of the covenants under the Credit Facility.

As at	December 31, 2023	December 31, 2022	Change
Cash and cash equivalents	128.1	80.5	47.6
Credit facility	250.0	250.0	-
Total liquidity available	378.1	330.5	47.6
Amount drawn on credit facility[1]	(165.0)	(180.0)	15.0
Net liquidity position	213.1	150.5	62.6
[1]Excluding letters of credit

Figures may not add due to rounding

As of the date of this MD&A, the Company has the following debt coming due within the next 12 months:

●	The maturity of $45.7 million in outstanding convertible debentures on October 31, 2024

On January 5, 2023, the Company announced that it had received notice of a resolution (“SEMARNAT Resolution”) from the Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”) which provides that SEMARNAT has annulled and is re-assessing the 12-year extension to the environmental impact authorization (“EIA”) for the San Jose Mine that it had granted to Fortuna’s wholly-owned subsidiary, Compania Minera Cuzcatlan S.A. de C.V. (“Minera Cuzcatlan”) in December 2022.

Minera Cuzcatlan initiated legal proceedings in the Mexican Federal Administrative Court (the “Court”) to contest and revoke the annulment of the EIA, and also obtained a permanent injunction which allows the San Jose Mine to continue to operate under the terms of the 12-year EIA until the determination of these legal proceedings.

On October 30, 2023, the Company announced that the Court had ruled in favour of Minera Cuzcatlan and reinstated the 12-year EIA.  The decision of the Court has been appealed and was admitted by the Mexican Collegiate Court (the “Appeals Court”) in January 2024.  Minera Cuzcatlan filed a response with the Appeals Court in February 2024.  A decision of the Appeals Court is expected within the next six to 12 months.  The permanent injunction that Minera Cuzcatlan already has remains in effect.

Until the determination of these legal proceedings, the Company has agreed with its lenders to certain temporary restrictions under the Credit Facility (which restrictions have been reduced from those imposed by the lenders in 2023) as follows:

●	The Company may not exercise the $50.0 million accordion feature.

●	The Company must maintain a minimum liquidity balance of $70.0 million. In the event that the Company fails to maintain this minimum requirement over a period of 30 days, the availability of the credit under the facility will be reduced to $200.0 million. The credit availability will revert to $250.0 million once the Company re-establishes the minimum liquidity balance requirement over a period of 30 days.

●	The Company cannot make any cash-based permitted acquisition and investments, nor any discretionary expansionary capital expenditures.

●	The Company may not make investments in or provide financial assistance to non-guaranteeing subsidiaries in excess of $3,000,000.

Fortuna | 28

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

In the event that: (1) the permanent injunction ceases to be in effect; (2) the Court upholds the SEMARNAT Resolution, (3) an Administrative Authority issues a resolution to cease operations at the San Jose Mine, or (4) a positive unappealable decision in the Mexican Legal Proceedings is not received before December 31, 2024, the availability under the Credit Facility will be reduced to nil, and an event of default will occur thereunder.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

FINANCIAL INSTRUMENTS

The Company does not utilize complex financial instruments in hedging foreign exchange or interest exposure. Any hedging activity requires approval of the Company’s Board of Directors. The Company will not hold or issue derivative instruments for speculative or trading purposes.

Provisional priced trade receivables of $16.8 million are the Company’s only level 2 fair valued instruments and no level 3 instruments are held.

Provisionally priced trade receivables are valued using forward London Metal Exchange prices until final prices are settled at a future date. The forward sales, and forward foreign exchange contracts liabilities are valued based on the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. These are discounted using a yield curve, and adjusted for credit risk of the Company or the counterparty.

See note 3 (section m) and Note 28 of the 2023 Financial Statements for a discussion of the Company’s use of financial instruments, including a description of liquidity risks associated with such instruments.

SHARE POSITION & OUTSTANDING OPTIONS & EQUITY BASED SHARE UNITS

The Company has 306,587,630 common shares outstanding as at March 6, 2024. In addition, there were 1,840,012 outstanding equity-settled share-based awards as follows:

Performance share units	1,840,012

An aggregate of 1,807,223 share-settled performance units issued by the Company are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets.

As at December 31, 2023, the Company has $45.7 million of senior subordinated unsecured convertible debentures outstanding.  The debentures mature on October 31, 2024 and bear interest at a rate of 4.65% per annum, payable semi-annually in arrears on the last business day of April and October. The debentures are convertible at the holder’s option into common shares in the capital of the Company at a conversion price of $5.00 per share, resulting in the issuance of up to 9,143,000 common shares subject to adjustments in certain circumstances. Refer to Note 14 of the 2023 Financial Statements for additional details.

Normal Course Issuer Bid

On April 28, 2023 the Company announced a renewal of its Normal Course Issuer Bid Program (“NCIB”) pursuant to which the Company may purchase up to five percent of its outstanding common shares.  Under the NCIB, purchases of common

Fortuna | 29

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

shares may be made through the facilities of the TSX, the NYSE and/or alternative Canadian trading systems. The share repurchase program started on May 2, 2023 and will expire on the earlier of May 1, 2024; the date Fortuna acquires the maximum number of common shares allowable under the NCIB; or the date Fortuna otherwise decides not to make any further repurchases under the NCIB.

RELATED PARTY TRANSACTIONS

The Company has entered into the following related party transactions during the three and twelve months ended December 31, 2023 and 2022:

(a)   Key Management Personnel

During the three and twelve months ended December 31, 2023 and 2022, the Company was charged for consulting services by Mario Szotlender, a director of the Company.

Amounts paid to key management personnel were as follows:

	Three months ended December 31,		Years ended December 31,
(Expressed in $ thousands)	2023	2022	2023	2022
Salaries and benefits	1,564	2,475	8,450	11,532
Directors fees	208	197	830	934
Consulting fees	16	16	66	69
Share-based payments	2,682	2,626	4,874	7,042
	4,470	5,314	14,220	19,577

ACQUISITION OF CHESSER RESOURCES

On September 20, 2023, the Company completed, by way of a Scheme Implementation Deed, the acquisition of Chesser Resources (ASX: CHZ) (the “Chesser Acquisition”). Under the terms of the Chesser Acquisition, Fortuna acquired all of the shares of Chesser Resources in consideration for 0.0248 of one common share of Fortuna for each Chesser share held, and Chesser became a wholly-owned subsidiary of the Company. The Company issued 15,545,368 common shares as consideration for the transaction, representing approximately 5.1% of the outstanding common shares of Fortuna on an undiluted basis.

The acquisition of Chesser represents a relatively small transaction for Fortuna and the Company expects the ongoing integration to be efficient and effective. In addition to closing and transaction related costs, the acquisition triggered a capital gains tax on the indirect acquisition of a Senegalese entity and associated registration fees. A payment of $9.4 million was made to the Senegalese tax authority on October 20, 2023 to settle these obligations based on the final valuation of the consideration exchanged.

NON-IFRS FINANCIAL MEASURES

The Company has disclosed certain financial measures and ratios in this MD&A which are not defined under IFRS and are not disclosed in the Financial Statements, including but not limited to: cash cost per ounce of gold; all-in sustaining cash cost per ounce of gold sold; all-in sustaining costs per ounce of gold equivalent sold; all-in cash cost per ounce of gold sold; total production cash cost per tonne; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; free cash flow and free cashflow from ongoing operations; adjusted net income; adjusted attributable net income; adjusted EBITDA; net debt and working capital.

Fortuna | 30

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by Management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS. The Company has calculated these measures consistently for all periods presented.

The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Silver Equivalent Ounces Sold

Silver equivalent ounces are calculated by converting other metal production to its silver equivalent using relative metal/silver metal prices at realized prices and adding the converted metal production expressed in silver ounces to the ounces of silver production.

		Silver Ounces Sold	Management believes this provides a consistent way to measure costs and performance.
Gold Equivalent Ounces Sold

Gold equivalent ounces are calculated by converting other metal production to its gold equivalent using relative metal/gold metal prices at realized prices and adding the converted metal production expressed in gold ounces to the ounces of gold production.

Silver Ounces Sold
Cash Costs

Cash costs include all direct and indirect operating cash costs related directly to the physical activities of producing metals, including mining and processing costs, third-party refining and treatment charges, on-site general and administrative expenses, applicable production taxes and royalties which are not based on sales or taxable income calculations , net of by-product credits, but are exclusive of the impact of non-cash items that are included as part of the cost of sales that is calculated in the consolidated Income Statement including depreciation and depletion, reclamation, capital, development and exploration costs.

Cost of Sales

Management believes that cash cost and AISC measures provide useful information regarding the Company's ability to generate operating earnings and cash flows from its mining operations, and uses such measures to monitor the performance of the Company's mining operations. In addition, the Company believes that each measure provides useful information to investors in comparing, on a mine-by-mine basis, our operations relative performance on a period-by-period basis, against our competitors operations.

Cash Cost Per Tonne	This ratio is calculated by dividing Cash Costs by the number of tonnes milled in the period.
Cash Cost Per Ounce	This ratio is calculated by dividing cash costs by gold or silver equivalent ounces sold in the period.

Fortuna | 31

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
All-In Sustaining Costs (AISC)

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted AISC and all-in sustaining cost measures based on guidance published by World Gold Council ("WGC"). The Company conforms its AISC and all-in cash cost definitions to that set out in the guidance and the Company has presented the cash cost figures on a sold ounce basis.

We define All-in Sustaining Costs as total production cash costs incurred at the applicable mining operation but excludes mining royalty recognized as income tax within the scope of IAS-12, as well as non-sustaining capital expenditures. Sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfield exploration expenditures are added to the cash cost. AISC is estimated at realized metal prices.

AISC per Ounce Sold	This ratio is calculated by dividing AISC by gold or silver equivalent ounces sold in the period.
All-In Costs	All-In Costs is calculated consistently with AISC but is inclusive of non-sustaining capital.
Free cash Flow From Ongoing Operations

Free cash flow from ongoing operations is defined as net cash provided by operating activities, including Lindero commissioning, less sustaining capital expenditures and current income tax expense and adding back income taxes paid, changes in long-term receivable sustaining capital expenditures, one time transaction costs, payments of lease liabilities and other non-recurring items.

		Net Cash Provided by Operating Activities	This non-IFRS measure is used by the Company and investors to measure the cash flow available to fund the Company’s growth through investments and capital expenditures.
Adjusted Net Income and Adjusted Attributable Net Income

Adjusted net income and adjusted attributable net income excludes the after-tax impact of specific items that are significant, which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as foreign exchange gains (losses) related to the construction of the Séguéla Mine, gains and losses and other one-time costs related to acquisitions, impairment charges (reversals), and certain non-recurring items. Although some of the items are recurring, such as; loss on disposal of assets and non-hedge derivative gains and losses, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.

Net Income

Management believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance.

Fortuna | 32

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure which is calculated as net income before interest, taxes, depreciation, and amortization, adjusted to exclude specific items that are significant, but not reflective of the Company's underlying operations, such as foreign exchange gains (losses) related to the construction of the Séguéla Mine, gains and losses and other one-time costs related to acquisitions, impairment charges (reversals), unrealized gains (losses) on derivatives and certain non-recurring items, included in “Other expenses” on the Consolidated Income Statement. Other companies may calculate Adjusted EBITDA differently.

Net Income

Management believes that adjusted EBITDA provides valuable information as an indicator of the Company’s ability to generate operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Adjusted EBITDA is also a common metric that provides additional information used by investors and analysts for valuation purposes based on an observed or inferred relationship between adjusted EBITDA and market value.

Working Capital	Working capital is non-IFRS measure which is calculated by subtracting current liabilities from current assets.	Current Assets, Current Liabilities	Management believes that working capital is a useful indicator of the liquidity of the Company.
Net Debt	Net debt is a Non-IFRS measure which is calculated by adding together current and long term debt and then subtracting cash and cash equivalents.	Current Debt, Long Term Debt, Cash and Cash Equivalents	Management believes that net debt is a useful indicator of the liquidity of the Company.

Cash Cost per Ounce of Gold Equivalent Sold

The following tables presents a reconciliation of cash cost per ounce of gold equivalent sold to the cost of sales in the 2023 Financial Statements for the three and twelve months ended December 31, 2023 and 2022:

Cash Cost Per Gold Equivalent Ounce Sold - Q4 2023	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	GEO Cash Costs
Cost of sales	57,913	49,598	46,239	41,108	18,599	213,457
Inventory adjustment	(7,884)	(3,033)	—	(4,407)	(683)	(16,007)
Depletion, depreciation, and amortization	(15,061)	(15,345)	(25,972)	(11,407)	(3,476)	(71,261)
Royalties and taxes	(3,916)	(4,437)	(6,364)	(815)	(227)	(15,759)
By-product credits	(4,183)	—	—	—	—	(4,183)
Right of use	—	—	—	219	365	584
Other	—	—	—	344	(397)	(53)
Production cash costs	26,869	26,783	13,903	25,042	14,181	106,778
Inventory adjustment	—	—	—	(147)	683	536
Right of use	—	—	—	(219)	(365)	(584)
Depletion and depreciation in concentrate inventory	—	—	—	56	10	66
Realized gain on diesel hedge	—	—	—	—	—	—
Treatment and refining charges	—	—	—	1,505	4,241	5,746
Cash cost applicable per gold equivalent ounce sold	26,869	26,783	13,903	26,237	18,750	112,542
Ounces of gold equivalent sold	28,779	28,229	43,018	17,650	16,236	133,912
Cash cost per ounce of gold equivalent sold ($/oz)	934	949	323	1,487	1,155	840
Gold equivalent was calculated using the realized prices for gold of $1,990/oz Au, $23.3/oz Ag, $2,137/t Pb, and $2,499/t Zn for Q4 2023.

Fortuna | 33

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Cash Cost Per Gold Equivalent Ounce Sold - Q4 2022	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	GEO Cash Costs
Cost of sales	43,057	42,084	—	34,775	16,676	136,592
Inventory adjustment	(312)	—	—	27	216	(69)
Depletion, depreciation, and amortization	(13,441)	(17,884)	—	(10,557)	(2,960)	(44,842)
Royalties and taxes	(3,353)	(2,732)	—	(1,260)	(181)	(7,526)
By-product credits	(982)	—	—	—	—	(982)
Right of use	—	—	—	—	—	—
Other	—	—	—	(601)	(497)	(1,098)
Production cash costs	24,969	21,468	—	22,384	13,254	82,075
Inventory adjustment	(1,379)	—	—	(27)	(216)	(1,622)
Right of use	—	—	—	—	—	—
Depletion and depreciation in concentrate inventory	—	—	—	47	(120)	(73)
Realized gain on diesel hedge	(1,105)	—	—	—	—	(1,105)
Treatment and refining charges	—	—	—	947	3,128	4,075
Cash cost applicable per gold equivalent ounce sold	22,485	21,468	—	23,351	16,046	83,350
Ounces of gold equivalent sold	27,634	26,250	—	25,747	15,795	95,426
Cash cost per ounce of gold equivalent sold ($/oz)	814	818	—	907	1,016	873
Gold equivalent was calculated using the realized prices for gold of $1,737/oz Au, $21.4/oz Ag, $2,106/t Pb, and $2,986/t Zn for Q4 2022.

Cash Cost Per Gold Equivalent Ounce Sold - Year 2023	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	GEO Cash Costs
Cost of sales	176,696	186,757	79,472	140,068	69,408	652,401
Inventory adjustment	(10,693)	(3,859)	—	(4,564)	(576)	(19,692)
Depletion, depreciation, and amortization	(51,258)	(73,064)	(40,529)	(40,058)	(13,390)	(218,299)
Royalties and taxes	(14,958)	(14,678)	(10,932)	(4,390)	(1,078)	(46,036)
By-product credits	(7,921)	—	—	—	—	(7,921)
Right of use	—	—	—	758	1,933	2,691
Other	—	—	—	253	(1,692)	(1,439)
Production cash costs	91,866	95,156	28,011	92,067	54,605	361,705
Inventory adjustment	2,823	—	—	10	576	3,409
Right of use	—	—	—	(758)	(1,933)	(2,691)
Depletion and depreciation in concentrate inventory	—	—	—	30	76	106
Realized gain on diesel hedge	—	—	—	—	—	—
Treatment and refining charges	—	—	—	4,352	19,974	24,326
Cash cost applicable per gold equivalent ounce sold	94,689	95,156	28,011	95,701	73,298	386,855
Ounces of gold equivalent sold	102,896	117,676	78,521	80,458	63,229	442,780
Cash cost per ounce of gold equivalent sold ($/oz)	920	809	357	1,189	1,159	874
Gold equivalent was calculated using the realized prices for gold of $1,948/oz Au, $23.4/oz Ag, $2,155/t Pb, and $2,706/t Zn for YTD 2023.

Fortuna | 34

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Cash Cost Per Gold Equivalent Ounce Sold - Year 2022	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	GEO Cash Costs
Cost of sales	164,179	171,846	—	129,088	67,491	532,604
Inventory adjustment	293	(6,397)	—	156	48	(5,900)
Depletion, depreciation, and amortization	(54,644)	(64,894)	—	(37,773)	(14,108)	(171,419)
Royalties and taxes	(15,545)	(11,630)	—	(5,262)	(867)	(33,304)
By-product credits	(1,214)	(25)	—	—	—	(1,239)
Right of use	—	—	—	—	—	—
Other	—	(329)	—	(2,477)	(1,789)	(4,595)
Production cash costs	93,069	88,571	—	83,732	50,775	316,147
Inventory adjustment	(1,984)	1,320	—	(156)	(48)	(868)
Right of use	—	—	—	—	—	—
Depletion and depreciation in concentrate inventory	—	—	—	(2)	76	74
Realized gain on diesel hedge	(4,620)	—	—	—	—	(4,620)
Treatment and refining charges	—	329	—	3,508	15,476	19,313
Cash cost applicable per gold equivalent ounce sold	86,465	90,220	—	87,082	66,279	330,046
Ounces of gold equivalent sold	116,950	107,433	—	99,439	64,952	388,774
Cash cost per ounce of gold equivalent sold ($/oz)	739	840	—	876	1,020	849
Gold equivalent was calculated using the realized prices for gold of $1,802/oz Au, $21.8/oz Ag, $2,161/t Pb, and $3,468/t Zn for YTD 2022.

Fortuna | 35

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

All-in Sustaining Cash Cost and All-in Cash Cost per Ounce of Gold Equivalent Sold

The following tables shows a breakdown of the all-in sustaining cash cost per ounce of gold equivalent sold for the three and twelve months ended December 31, 2023 and 2022:

AISC Per Gold Equivalent Ounce Sold - Q4 2023	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	26,869	26,783	13,903	26,237	18,750	—	112,542
Inventory net realizable value adjustment	—	—	—	—	—	—	—
Royalties and taxes	3,916	4,437	6,364	815	227	—	15,759
Worker's participation	—	—	—	(430)	399	—	(31)
General and administration	2,833	(336)	1,398	1,789	1,344	12,603	19,631
Stand-by	—	2,700	—	—	—	—	2,700
Total cash costs	33,618	33,584	21,665	28,411	20,720	12,603	150,601
Sustaining capital[1]	11,205	14,958	10,050	4,693	10,513	—	51,419
All-in sustaining costs	44,823	48,542	31,715	33,104	31,233	12,603	202,020
Gold equivalent ounces sold	28,779	28,229	43,018	17,650	16,236	—	133,912
All-in sustaining costs per ounce	1,557	1,720	737	1,876	1,924	—	1,509
Gold equivalent was calculated using the realized prices for gold of $1,990/oz Au, $23.3/oz Ag, $2,137/t Pb, and $2,499/t Zn for Q4 2023.
1 Presented on a cash basis

AISC Per Gold Equivalent Ounce Sold - Q4 2022	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	22,485	21,468	—	23,351	16,046	—	83,350
Inventory net realizable value adjustment	1,052	—	—	—	—	—	1,052
Royalties and taxes	3,353	2,732	—	1,260	181	—	7,526
Worker's participation	—	—	—	751	480	—	1,231
General and administration	2,081	531	—	2,319	928	10,329	16,188
Stand-by	—	—	—	—	—	—	—
Total cash costs	28,971	24,731	—	27,681	17,635	10,329	109,347
Sustaining capital[3]	4,724	23,268	—	4,825	8,506	—	41,323
All-in sustaining costs	33,695	47,999	—	32,506	26,141	10,329	150,670
Gold equivalent ounces sold	27,634	26,250	—	25,747	15,795	—	95,426
All-in sustaining costs per ounce	1,219	1,829	—	1,263	1,655	—	1,579
Gold equivalent was calculated using the realized prices for gold of $1,737/oz Au, $21.4/oz Ag, $2,106/t Pb, and $2,986/t Zn for Q4 2022.
1 Presented on a cash basis

AISC Per Gold Equivalent Ounce Sold - Year 2023	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	94,689	95,156	28,011	95,701	73,298	—	386,855
Inventory net realizable value adjustment	—	334	—	—	—	—	334
Royalties and taxes	14,958	14,678	10,932	4,390	1,078	—	46,036
Worker's participation	—	—	—	(316)	1,927	—	1,611
General and administration	9,624	919	4,510	7,040	4,810	35,903	62,806
Stand-by	—	5,699	—	4,084	—	—	9,783
Total cash costs	119,271	116,786	43,453	110,899	81,113	35,903	507,425
Sustaining capital[3]	41,751	59,613	16,241	19,111	23,743	—	160,459

Fortuna | 36

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

All-in sustaining costs	161,022	176,399	59,694	130,010	104,856	35,903	667,884
Gold equivalent ounces sold	102,896	117,676	78,521	80,458	63,229	—	442,780
All-in sustaining costs per ounce	1,565	1,499	760	1,616	1,658	—	1,508
Gold equivalent was calculated using the realized prices for gold of $1,948/oz Au, $23.4/oz Ag, $2,155/t Pb, and $2,706/t Zn for YTD 2023.
1 Presented on a cash basis

AISC Per Gold Equivalent Ounce Sold - Year 2022	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	86,465	90,220	—	87,082	66,279	—	330,046
Inventory net realizable value adjustment	1,052	3,125	—	—	—	—	4,177
Royalties and taxes	15,545	11,630	—	5,262	867	—	33,304
Worker's participation	—	—	—	3,096	2,087	—	5,183
General and administration	8,578	2,101	—	7,164	4,063	37,661	59,567
Stand-by	—	—	—	—	—	—	—
Total cash costs	111,640	107,076	—	102,604	73,296	37,661	432,277
Sustaining capital[3]	21,721	57,230	—	21,995	23,246	—	124,192
All-in sustaining costs	133,361	164,306	—	124,599	96,542	37,661	556,469
Gold equivalent ounces sold	116,950	107,433	—	99,439	64,952	—	388,774
All-in sustaining costs per ounce	1,140	1,529	—	1,253	1,486	—	1,431
Gold equivalent was calculated using the realized prices for gold of $1,802/oz Au, $21.8/oz Ag, $2,161/t Pb, and $3,468/t Zn for YTD 2022.
1 Presented on a cash basis

Fortuna | 37

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Production Cash Cost per Tonne and Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables present a reconciliation of production cash cost per tonne and cash cost per payable ounce of silver equivalent sold to the cost of sales in the 2023 Financial Statements for the three and twelve months ended December 31, 2023 and 2022:

Cash Cost Per Equivalent Silver Ounce Sold - Q4 2023	San Jose	Caylloma	SEO Cash Costs
Cost of sales	41,108	18,599	59,707
Inventory adjustment	(4,407)	(683)	(5,090)
Depletion, depreciation, and amortization	(11,407)	(3,476)	(14,883)
Royalties and taxes	(815)	(227)	(1,042)
By-product credits	—	—	—
Right of use	219	365	584
Other	344	(397)	(53)
Production cash costs	25,042	14,181	39,223
Total tonnes	241,035	140,800	381,835
Production cash cost per tonne	104	101	103

Cash Costs	25,042	14,181	39,223
Inventory adjustment	(147)	683	536
Depletion and depreciation in concentrate inventory	56	10	66
Treatment and refining charges	1,505	4,241	5,746
Cash cost applicable per silver equivalent sold	26,456	19,115	45,571
Ounces of silver equivalent sold[1]	1,505,763	1,398,062	2,903,825
Cash cost per ounce of silver equivalent sold ($/oz)	17.57	13.67	15.69

[1] Silver equivalent sold for Q4 2023 for San Jose is calculated using a silver to gold ratio of 84.9:1. Silver equivalent sold for Q4 2023 for Caylloma is calculated using a silver to gold ratio of 0.0:1, silver to lead ratio of 1:23.8 pounds, and silver to zinc ratio of 1:20.3 pounds.

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices

Cash Cost Per Silver Equivalent Ounce Sold - Q4 2022	San Jose	Caylloma	SEO Cash Costs
Cost of sales	34,775	16,676	51,451
Inventory adjustment	27	216	243
Depletion, depreciation, and amortization	(10,557)	(2,960)	(13,517)
Royalties and taxes	(1,260)	(181)	(1,441)
By-product credits	—	—	—
Right of use	—	—	—
Other	(601)	(497)	(1,098)
Production cash costs	22,384	13,254	35,638
Total tonnes	259,500	138,491	397,991
Production cash cost per tonne	86	96	90

Cash Costs	22,384	13,254	35,638
Inventory adjustment	(27)	(216)	(243)
Depletion and depreciation in concentrate inventory	47	(120)	(73)
Treatment and refining charges	947	3,128	4,075
Cash cost applicable per silver equivalent sold	23,351	16,046	39,397
Ounces of silver equivalent sold[1]	2,092,500	1,287,998	3,380,498
Cash cost per ounce of silver equivalent sold ($/oz)	11.16	12.46	11.65

[1] Silver equivalent sold for San Jose for Q4 2022 is 81.2:1.Silver equivalent sold for Caylloma for Q4 2022 is calculated using a silver to gold ratio of 0.0:1, silver to lead ratio of 1:22.3 pounds, and silver to zinc ratio 1:15.7.

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices

Fortuna | 38

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Cash Cost Per Silver Ounce Sold - Year 2023	San Jose	Caylloma	SEO Cash Costs
Cost of sales	140,068	69,408	209,476
Inventory adjustment	(4,564)	(576)	(5,140)
Depletion, depreciation, and amortization	(40,058)	(13,390)	(53,448)
Royalties and taxes	(4,390)	(1,078)	(5,468)
By-product credits	—	—	—
Right of use	758	1,933	2,691
Other	253	(1,692)	(1,439)
Production cash costs	92,067	54,605	146,672
Total tonnes	930,200	543,877	1,474,077
Production cash cost per tonne	99	100	100

Cash Costs	92,067	54,605	146,672
Inventory adjustment	10	576	586
Depletion and depreciation in concentrate inventory	30	76	106
Treatment and refining charges	4,352	19,974	24,326
Cash cost applicable per silver equivalent sold	96,459	75,231	171,690
Ounces of silver equivalent sold[1]	6,700,419	5,269,540	11,969,959
Cash cost per ounce of silver equivalent sold ($/oz)	14.40	14.28	14.34

[1] Silver equivalent sold for YTD 2023 for San Jose is calculated using a silver to gold ratio of 83.1:1. Silver equivalent sold for YTD 2023 for Caylloma is calculated using a silver to gold ratio of 81.4:1, silver to lead ratio of 1:23.9 pounds, and silver to zinc ratio of 1:19.0 pounds.

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices

Cash Cost Per Silver Ounce Sold - Year 2022	San Jose	Caylloma	SEO Cash Costs
Cost of sales	129,088	67,491	196,579
Inventory adjustment	156	48	204
Depletion, depreciation, and amortization	(37,773)	(14,108)	(51,881)
Royalties and taxes	(5,262)	(867)	(6,129)
By-product credits	—	—	—
Right of use	—	—	—
Other	(2,477)	(1,789)	(4,266)
Production cash costs	83,732	50,775	134,507
Total tonnes	1,029,590	546,186	1,575,776
Production cash cost per tonne	81	93	85

Cash Costs	83,732	50,775	134,507
Inventory adjustment	(156)	(48)	(204)
Depletion and depreciation in concentrate inventory	(2)	76	74
Treatment and refining charges	3,508	15,476	18,984
Cash cost applicable per silver equivalent sold	87,082	66,279	153,361
Ounces of silver equivalent sold[1]	8,243,436	5,372,277	13,615,713
Cash cost per ounce of silver equivalent sold ($/oz)	10.56	12.34	11.26

[1] Silver equivalent sold for YTD 2022 for San Jose is calculated using a silver to gold ratio of 82.9:1. Silver equivalent sold for YTD 2022 for Caylloma is calculated using a silver to gold ratio of 85.5:1, silver to lead ratio of 1:22.9 pounds, and silver to zinc ratio of 1:13.9 pounds.

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices

Fortuna | 39

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables show a breakdown of the all-in sustaining cash cost per payable ounce of silver equivalent sold for the three and twelve months ended December 31, 2023 and 2022:

AISC Per Silver Equivalent Ounce Sold - Q4 2023	San Jose	Caylloma	SEO AISC
Cash cost applicable per silver equivalent ounce sold	26,237	18,750	44,987
Royalties and taxes	815	227	1,042
Worker's participation	(430)	399	(31)
General and administration	1,789	1,344	3,133
Stand-by	—	—	—
Total cash costs	28,411	20,720	49,131
Sustaining capital[3]	4,693	10,513	15,206
All-in sustaining costs	33,104	31,233	64,337
Silver equivalent ounces sold[1]	1,505,763	1,398,062	2,903,825
All-in sustaining costs per ounce[2]	21.98	22.34	22.16

1 Silver equivalent sold for Q4 2023 for San Jose is calculated using a silver to gold ratio of 84.9:1. Silver equivalent sold for Q4 2023 for Caylloma is calculated using a silver to gold ratio of 0.0:1, silver to lead ratio of 1:23.8 pounds, and silver to zinc ratio of 1:20.3 pounds.

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

AISC Per Silver Equivalent Ounce Sold - Q4 2022	San Jose	Caylloma	SEO AISC
Cash cost applicable per silver equivalent ounce sold	23,351	16,046	39,397
Royalties and taxes	1,260	181	1,441
Worker's participation	751	480	1,231
General and administration	2,319	928	3,247
Stand-by	—	—	—
Total cash costs	27,681	17,635	45,316
Sustaining capital[3]	4,825	8,506	13,331
All-in sustaining costs	32,506	26,141	58,647
Silver equivalent ounces sold[1]	2,092,500	1,287,998	3,380,498
All-in sustaining costs per ounce[2]	15.53	20.30	17.35

1 Silver equivalent sold for San Jose for Q4 2022 is 81.2:1.Silver equivalent sold for Caylloma for Q4 2022 is calculated using a silver to gold ratio of 0.0:1, silver to lead ratio of 1:22.3 pounds, and silver to zinc ratio 1:15.7.

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

AISC Per Silver Equivalent Ounce Sold - Year 2023	San Jose	Caylloma	SEO AISC
Cash cost applicable per silver equivalent ounce sold	95,701	73,298	168,999
Royalties and taxes	4,390	1,078	5,468
Worker's participation	(316)	1,927	1,611
General and administration	7,040	4,810	11,850
Stand-by	4,084	—	4,084
Total cash costs	110,899	81,113	192,012
Sustaining capital[3]	19,111	23,743	42,854
All-in sustaining costs	130,010	104,856	234,866
Silver equivalent ounces sold[1]	6,700,419	5,269,540	11,969,959
All-in sustaining costs per ounce[2]	19.40	19.90	19.62

1 Silver equivalent sold for YTD 2023 for San Jose is calculated using a silver to gold ratio of 83.1:1. Silver equivalent sold for YTD 2023 for Caylloma is calculated using a silver to gold ratio of 81.4:1, silver to lead ratio of 1:23.9 pounds, and silver to zinc ratio of 1:19.0 pounds.

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

Fortuna | 40

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

AISC Per Silver Equivalent Ounce Sold - Year 2022	San Jose	Caylloma	SEO AISC
Cash cost applicable per silver equivalent ounce sold	87,082	66,279	153,361
Royalties and taxes	5,262	867	6,129
Worker's participation	3,096	2,087	5,183
General and administration	7,164	4,063	11,227
Stand-by	—	—	—
Total cash costs	102,604	73,296	175,900
Sustaining capital[3]	21,995	23,246	45,241
All-in sustaining costs	124,599	96,542	221,141
Silver equivalent ounces sold[1]	8,243,436	5,372,277	13,615,713
All-in sustaining costs per ounce[2]	15.11	17.97	16.24

1 Silver equivalent sold for YTD 2022 for San Jose is calculated using a silver to gold ratio of 82.9:1. Silver equivalent sold for YTD 2022 for Caylloma is calculated using a silver to gold ratio of 85.5:1, silver to lead ratio of 1:22.9 pounds, and silver to zinc ratio of 1:13.9 pounds.

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

Free Cash Flow from Ongoing Operations

The following table presents a reconciliation of free cash flow from ongoing operations to net cash provided by operating activities, the most directly comparable IFRS measure, for the three and twelve months ended December 31, 2023 and 2022:

	Three months ended December 31,		Years ended December 31,
(Expressed in millions)	2023	2022	2023	2022

Net cash provided by operating activities	105.1	49.6	296.9	194.2
Adjustments
Séguéla, working capital	-	-	4.4	-
Additions to mineral properties, plant and equipment	(46.3)	(39.6)	(143.6)	(113.4)
Gain on blue chip swap investments	12.4	-	12.4	-
Mexican royalty payment	-	-	-	3.0
Other adjustments	(5.0)	(5.6)	(16.6)	(14.6)
Free cash flow from ongoing operations	66.2	4.4	153.5	69.2

Figures may not add due to rounding

Fortuna | 41

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Adjusted Net Income

The following table presents a reconciliation of the adjusted net income from net income, the most directly comparable IFRS measure, for the three and twelve months ended December 31, 2023 and 2022:

	Three months ended December 31,		Years ended December 31,
(Expressed in millions)	2023	2022	2023	2022
Net income	(89.8)	(160.4)	(43.6)	(135.9)
Adjustments, net of tax:
Community support provision and accruals[1]	(0.4)	(0.1)	(0.5)	(0.1)
Foreign exchange loss, Séguéla Mine	-	(0.4)	-	0.8
Write off of mineral properties	4.0	0.3	4.5	5.1
Unrealized loss (gain) on derivatives	0.1	0.1	(0.3)	(0.4)
Impairment of mineral properties, plant and equipment	90.6	164.5	90.6	164.5
Inventory adjustment	13.5	3.8	14.2	8.0
Accretion on right of use assets	0.5	0.5	3.3	2.3
Other non-cash/non-recurring items	4.9	(1.1)	4.4	(1.7)
Adjusted net income	23.4	7.2	72.6	42.6
[1] Amounts are recorded in Cost of sales

Figures may not add due to rounding

Adjusted EBITDA

The following table presents a reconciliation of Adjusted EBITDA from net income, the most directly comparable IFRS measure, for the three and twelve months ended December 31, 2023 and 2022:

	Three months ended December 31,		Years ended December 31,
(Expressed in millions)	2023	2022	2023	2022
Net income	(89.8)	(160.4)	(43.6)	(135.9)
Adjustments:
Community support provision and accruals	(0.5)	(0.1)	(0.7)	(0.1)
Inventory adjustment	15.4	3.8	16.3	8.9
Foreign exchange loss, Séguéla Mine	-	(0.4)	0.8	0.8
Net finance items	7.5	3.1	21.8	12.1
Depreciation, depletion, and amortization	71.6	45.3	219.6	172.8
Income taxes	17.0	(15.3)	32.6	10.8
Impairment of mineral properties, plant and equipment	90.6	182.8	90.6	182.8
Investment income	-	-	-	-
Other non-cash/non-recurring items	8.5	(3.0)	(2.3)	(6.7)
Adjusted EBITDA	120.3	55.8	335.1	245.5

Figures may not add due to rounding

Fortuna | 42

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Adjusted Attributable Net Income

The following table presents a reconciliation of Adjusted Attributable Net Income from attributable net income, the most directly comparable IFRS measure, for the three and twelve months ended December 31, 2023 and 2022:

	Three months ended December 31,		Years ended December 31,
(Expressed in millions)	2023	2022	2023	2022
Net loss attributable to shareholders	(92.3)	(152.8)	(50.8)	(128.1)
Adjustments, net of tax:
Community support provision and accruals[1]	(0.4)	(0.1)	(0.5)	(0.1)
Foreign exchange loss, Séguéla Mine[2]	-	(0.4)	-	1.1
Write off of mineral properties	4.0	0.3	4.5	5.1
Unrealized loss (gain) on derivatives	0.1	0.1	(0.3)	(0.4)
Impairment of mineral properties, plant and equipment	90.6	155.9	90.6	155.9
Inventory adjustment	13.2	3.8	13.9	7.6
Accretion on right of use assets	0.5	0.5	3.1	2.3
Other non-cash/non-recurring items	4.9	(0.9)	4.4	(2.0)
Adjusted attributable net income	20.6	6.4	64.9	41.4
[1] Amounts are recorded in Cost of sales

Net Debt

The following table presents a calculation of net debt for the twelve months ended December 31, 2023 and 2022:

(Expressed in millions except Total net debt to Adjusted EBITDA ratio)	As at December 31, 2023
Credit facility	$165.0
Convertible debenture	45.7
Debt	210.7
Less: Cash and Cash Equivalents	(128.1)
Total net debt[1]	$82.6
Adjusted EBITDA (last four quarters)	$335.1
Total net debt to adjusted EBITDA ratio	0.2:1
[1] Excluding letters of credit

Working Capital

The following table presents a calculation of working capital for the twelve months ended December 31, 2023 and 2022:

	Years ended December 31,
	2023	2022
Current Assets	$333,325	$252,712
Current Liabilities	243,770	135,080
Working Capital	$89,555	$117,632

Fortuna | 43

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Qualified Person

Eric Chapman, Senior Vice-President of Technical Services, is a Professional Geoscientist of the Engineers and Geoscientists of British Columbia (Registration Number 36328), and is the Company’s Qualified Person (as defined by National Instrument 43-101).  Mr. Chapman has reviewed and approved the scientific and technical information contained in this MD&A and has verified the underlying data.

Other Information, Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company’s most recent Annual Information Form that is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml.

RISKS AND UNCERTAINTIES

The following is a discussion of risk factors relevant to the Company’s operations and future financial performance. Additional risks not currently known by the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. You should carefully consider the risks and uncertainties described below as well as the other information contained and incorporated by reference in this MD&A.

The Company is exposed to many risks in conducting its business, including, but not limited, to metal price risk as the Company derives its revenue from the sale of silver, gold, lead and zinc; credit risk in the normal course of business; foreign exchange risk as the Company reports its financial statements in U.S. dollars, whereas the Company operates in jurisdictions that conducts its business in other currencies; the inherent risks of uncertainties in estimating mineral reserves and mineral resources; rising rates of inflation which impact the costs of production; political risks, capital controls risk and the limitations on the repatriation of operating cash flows, environmental risks; risks related to the ability of the Company to obtain permits for its operations, including risks related to the legal proceedings in respect of the reinstatement of the 12 year extension of the EIA at the San Jose Mine; and risks related to its relations with employees. Before deciding to invest in securities of the Company, investors should consider carefully such risks and uncertainties.

Article I.Foreign Jurisdiction Risk

As at the date of the MD&A, the Company conducts its operations in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, Peru, and Senegal.  All these jurisdictions are potentially subject to a number of political and economic risks as described below, including risk specific to operating in West Africa. The Company is unable to determine the impact of these risks on its future financial position or results of operations, and the Company’s exploration, development, and production activities may be substantially affected by factors outside of the Company’s control.  These potential factors include but are not limited to royalty and tax increases or claims by governmental bodies, expropriation or nationalization, lack of an independent judiciary, foreign exchange controls, capital and currency controls, import and export regulations, cancellation or renegotiation of contracts, and environmental and permitting regulations. The Company has no political risk insurance coverage against these risks.

The majority of the Company’s production and revenue to December 31, 2023 was derived from its operations in Argentina, Mexico, Burkina Faso, Côte d'Ivoire, and Peru.  As the Company’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation, especially in Argentina which has a history of expropriation where the Company operates the Lindero Mine; changing political and fiscal regime, and economic and regulatory instability; unanticipated changes to royalty and tax regulations; unreliable and undeveloped infrastructure, labor unrest, and labor scarcity; difficulty procuring key equipment and components for equipment; import and export regulation and restrictions; the imposition of capital controls which may affect the repatriation of funds; high rates of inflation; extreme fluctuations in foreign exchange rates and the imposition of currency controls; inability to obtain fair dispute resolution or

Fortuna | 44

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

judicial determination because of bias, corruption or abuse of power; difficulties enforcing judgments; difficulties understanding and complying with regulatory and legal framework with respect to ownership and maintenance of mineral properties, mines and mining operations; local opposition to mine development projects, which include the potential for violence, property damage and frivolous or vexatious claims; terrorism and hostage taking; military repression and increased likelihood of international conflicts or aggression; increased public health concerns.

Certain of the risks and uncertainties described above are prevalent in the jurisdictions where the Company operates.  In particular, on April 28, 2023, the Mexican Government reformed its mining code which significantly changed the current legal environment including shortening the length of concessions from 50 years to 30 years, requiring all new mining concession to be granted pursuant to a public tendering process; imposing new indigenous consultation requirements and new environmental safeguards; tightening the requirements for water, and other reforms. The impact to Fortuna’s operations is currently under review.

On December 10, 2023, the Milei government came to power in Argentina and began wide-spread change to the country’s economic and taxation policies. This included a significant devaluation of the Peso in December 2023. It is unclear how the change in government and macro-economic policies will impact Argentina and the economic environment and management will continue to monitor the situation.

On January 28, 2024, the government of Burkina Faso, along with Mali and Niger, announced its intention to withdraw from the Economic Community of West Africa States (ECOWAS). The protocol to withdraw from ECOWAS takes up to one year to complete and there is significant uncertainty on how this will impact the economic and political situation in Burkina Faso. Burkina Faso has not yet announced an intention to withdraw from the West African Monetary Union (WAMU) which dictates free trade and the currency within the economic zone. Management will continue to monitor the situation and take the appropriate actions to limit risk as a result of the announcement.

Risks of Operating in West Africa

Certain of the Company’s operations are currently conducted in West Africa, with the Séguéla Mine in Côte d’Ivoire, the Yaramoko Mine in Burkina Faso, and the Diamba Sud Exploration project in Senegal, and, as such is common in other mining jurisdictions, the Company’s operations are exposed to various political, economic, and other risks and uncertainties. These risks and uncertainties include, but are not limited to: civil and ethnic unrest, war (including in neighboring countries), terrorist actions, hostage taking or detainment of personnel, military repression, criminal activity, nationalization, illegal mining, invalidation of governmental orders, failure to enforce existing laws, labor disputes, corruption, sovereign risk, political instability, the failure of foreign parties, courts or governments to honor or enforce contractual relations or uphold property rights, changing government regulations with respect to mining (including royalties, environmental requirements, labor, taxation, land tenure, foreign investments, income repatriation, and capital recovery), fluctuations in currency exchange and inflation rates, import and export restrictions, the expropriation of assets and property interests, currency controls and government regulations that favor or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction; as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

As African governments continue to grapple with challenges in their public finance management systems, the strength of commodity prices has resulted in the gold mining sector being targeted as a source of revenue for the Governments, by enhancing tax collection from the extractive sector in particular.  Governments are assessing the terms for mining company to exploit resources in their countries

Operations may also be impacted to varying degrees by the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption, or other factors that are inconsistent with the rule of law. Businesses can become involved in lengthy court cases over simple issues when rulings are not clearly defined, and the poor drafting of laws and excessive delays in the legal process for resolving issues or disputes compound such

Fortuna | 45

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

problems.  Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction, or expropriation of entitlements. In addition, changes in government laws and regulations, including taxation, royalties, the repatriation of capital and profits, restrictions on production, export controls, changes in taxation policies, environmental and ecological compliance, expropriation of property and shifts in the political stability of the country, could adversely affect the Company’s exploration, development and production initiatives in these countries and their profitability.

Different economic and social issues exist in emerging markets which may affect the Company’s operating and financial results. For example, infectious diseases (including malaria, HIV/AIDS, tuberculosis, and the Ebola virus) are major health care issues in African countries. Workforce training and health programs to maximize prevention awareness and minimize the impact of infectious diseases in Africa may prove insufficient to adequately address these serious issues. Operations in some emerging countries of West Africa may also be subject to civil disturbances and criminal activities such as trespass, illegal mining, sabotage, theft, and vandalism. Any disturbances and criminal activities may cause disruptions at the Company’s operations, increase operating costs, result in harm to employees or trespassers, cause damage to production facilities or otherwise decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for the Company or its respective employees and/or financial damages or penalties. In particular, the risks associated with civil unrest in the foreign jurisdictions and local communities in which the Company operates may lead to critical supply chain interruptions.

Any of the above events could delay or prevent the Company from exploring, permitting, developing operating, or its properties even if economic quantities of minerals are found and could have a material adverse impact upon the Company’s operations.

Article II.Estimating Mineral Resources and Mineral Reserves

There is a degree of uncertainty attributable to the estimation of Mineral Resources, Mineral Reserves, and expected mineral grades.  Until mineral deposits are actually mined and processed, Mineral Resources and Mineral Reserves must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.

Mineral Resources and Mineral Reserves may require revision based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs and reduced metallurgical recovery rates, may render certain Mineral Reserves uneconomic and may ultimately result in a restatement of Mineral Resources and/or Mineral Reserves. Short-term operating factors relating to the Mineral Resources and Mineral Reserves, such as the need for sequential development of ore bodies, may adversely affect the Company’s profitability in any accounting period. Estimates of operating costs are based on assumptions including those relating to inflation and currency exchange, which may prove incorrect. Estimates of mineralization can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or in production scale. Amendments to mine plans and production profiles may be required as the amount of Mineral Resources changes or upon receipt of further information during the implementation phase of the project. Extended declines in market prices for gold, silver, and other metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reduction in estimates of mineralization, or in the Company’s ability to develop its properties and extract and sell such minerals, could have a material adverse effect on the Company's results of operations or financial condition.

During the fourth quarter of 2023, the life of mine plan for the San Jose Mine was updated which indicated that the Mineral Reserves will be exhausted at the end of 2024, compared to mid-2025 as previously planned, unless the Company replaces planned depletion of reserves through its exploration program.  Upon the closure of the San Jose Mine, the

Fortuna | 46

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Company will become more heavily reliant on a reduced number of operating projects.  As a result, the Company’s ability to maintain its current production or to increase its annual production of precious metals and generate revenue therefrom will depend significantly upon the Company’s ability to discover or acquire new deposits, bring new mines into production successfully and to expand mineral reserves at existing mines.  Exploration and development of mineral properties involve significant financial risk.  Very few properties that are explored are later developed into operating mines.

Article III.Mining Operations

The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations. In addition, there can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

The operations of the Company are subject to all of the hazards and risks normally incidental to mining exploration, development and operational activities, including fire, explosions, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, pollution, industrial water shortages, inclement weather, cave-ins and mechanical equipment failure.  Any such hazards could result in work stoppages, damage to or destruction of mines and other facilities, damage to life and property, environmental damage, and possible legal liability for any or all damages.  While the Company maintains insurance against certain risks, potential claims could exceed policy limits or be excluded from coverage.  There are also risks against which the Company cannot or may elect not to insure.  The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage may have a material adverse effect on the Company’s business, financial condition or results of operations.

Article IV.Uncertainties Related to New Mining Operations

It is not unusual in the mining industry for new mining operations to experience unexpected difficulties during the start-up phase or the subsequent ramp up in production to design capacity. The transition from construction to operations at the Séguéla Mine could be impacted by unexpected delays, operational issues or costs in achieving planned production levels thereby affecting the Company’s cashflows and profitability.  Any unexpected complications and delays in the completion and successful functioning of these operational elements may result in additional costs being incurred by the Company beyond those already incurred and budgeted.

Article V.Environmental Uncertainties

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. The Company’s operations generate chemical and metals depositions in the form of tailings. The Company’s ability to obtain, maintain and renew permits and approvals, and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with the Company’s activities or of other mining companies that affect the environment, human health and safety. Environmental hazards may exist on the

Fortuna | 47

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Company’s properties which are unknown to the Company at present and were caused by previous or existing owners or operators of the properties, for which the Company could be held liable.

Environmental legislation is evolving in a manner which is imposing stricter standards and enforcement, increased fines and penalties for non-compliance, in addition to more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed. Such enforcement actions may include the imposition of corrective measures requiring capital expenditure, installation of new equipment, or remedial action. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

The activities of the Company require licenses and permits from various governmental authorities. The Company currently has been granted the requisite licenses and permits to enable it to carry on its existing business and operations.  However, there can be no assurance that the Company will be able to obtain all the necessary licenses and permits which may be required to carry out exploration, development and mining operations for its projects in the future. The Company might find itself in situations where the state of compliance with regulation and permits can be subject to interpretation and challenge from authorities that could carry risk of fines or temporary stoppage.

On January 5, 2023, the Company announced that it had received the SEMARNAT Resolution which provides that SEMARNAT has annulled and is re-assessing the 12-year extension to the EIA for the San Jose Mine that it granted to Minera Cuzcatlan in December 2021.  Management of the Company believes that the SEMARNAT resolution is unfounded and has no merits. Minera Cuzcatlan initiated the Mexican Legal Proceedings to contest and revoke the annulment of the San Jose EIA. On March 10, 2023, the Court granted Cuzcatlan a permanent injunction which allows the San Jose Mine to continue to operate under the terms of the 12-year EIA until the determination of the Mexican Legal Proceedings. On October 30, 2023, the Company announced that the Court had ruled in favour of Minera Cuzcatlan and reinstated the 12-year EIA.  The decision of the Court has been appealed and was admitted by the Appeals Court in January 2024.  Minera Cuzcatlan filed a response with the Appeals Court in February 2024.  A decision of the Appeals Court is expected within the next six to 12 months; the results cannot be predicted with certainty due to the uncertainty inherent in litigation.  The permanent injunction that Minera Cuzcatlan already has remains in effect which allows the mine to continue to operate.

Article VI.Safety and Security

The Company’s Yaramoko Mine is located in Burkina Faso and the Séguéla Mine is located in in Côte d’Ivoire.  Following instability in recent years in several West African countries, the prevailing security environment in certain West African countries has deteriorated due to the presence of various militant secessionist and Islamist paramilitary groups, including the 2022 military coups in Burkina Faso and the coup in Niger in July of 2023. While additional measures have been implemented in response to ensure the security of its various assets, personnel, and contractors, and while the Company continues to cooperate with regional governments, their security forces, and third parties, there can be no assurance that these measures will be successful. Any failure to maintain the security of its assets, personnel, and contractors may have a material adverse effect on the Company’s business, prospects, financial condition, and results of operations. To date, neither employees nor operations have been impacted by the security situation in Burkina Faso.

While there is no reason to believe that the Company’s employees or operations will be targeted by criminal and/or terrorist activities in the countries in which we operate, risks associated with conducting business in the region, along with the increased perception that such incidents are likely to occur, may disrupt the Company’s operations, limit its ability to hire and keep qualified personnel, and impair its access to sources of capital or insurance on terms and at rates that are commercially viable. Furthermore, although the Company has developed procedures regarding the mitigation of such

Fortuna | 48

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

risks, due to the unpredictable nature of criminal and/or terrorist activities, there is no assurance that its efforts will be able to effectively mitigate such risks and safeguard the Company’s personnel and assets.

Article VII.Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  All of our trade receivables from concentrate sales are held with large international metals trading companies.

The Company’s cash and cash equivalents and short-term investments are held through large financial institutions. These investments mature at various dates within one year.

The Company’s maximum exposure to credit risk as at December 31, 2023 and 2022 is as follows:

As at	December 31, 2023	December 31, 2022
Cash and cash equivalents	$128.1	$80.5
Trade and other receivables	69.5	68.2
Income tax receivable	6.3	0.7
Other non-current receivables	18.7	8.5
	$222.6	$157.9

Figures may not add due to rounding

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. We limit our exposure to counterparty credit risk on cash and term deposits by only dealing with financial institutions with high credit ratings and through our investment policy of purchasing only instruments with a high credit rating. Almost all of our concentrate is sold to large well-known concentrate buyers.

Article VIII.Metal Price Risk

The Company derives its revenue from the sale of silver, gold, lead, and zinc.  The Company’s sales are directly dependent on metal prices, and metal prices have historically shown significant volatility that is beyond the Company’s control.

The following table illustrates the sensitivity to a +/-10% change in metal prices on the Company’s outstanding trade receivables as at December 31, 2023:

Metal	Change	Effect on Sales
Silver	+/- 10%	0.4
Gold	+/- 10%	0.2
Lead	+/- 10%	0.5
Zinc	+/- 10%	0.4

Changes in the market prices of the precious metals that the Company produces affects the Company’s profitability and cashflow. Metals prices can fluctuate due to many factors including, demand, the strength of the United States dollar, currency exchange rates, inflation, global mine production levels, other general price instability. Decrease in the market price of metals can also significantly affect the value of the Company’s metal inventory, stockpiles and leach pads, and it may be necessary to record a write-down to the net realizable value as well as significantly impact the carrying value of Company’s assets.

From time to time, the Company mitigates the price risk associated with its base metal production by entering into forward sale and collar contracts for some of its forecasted base metal production and non-metal commodities.

Fortuna | 49

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

The zinc and lead contracts are derivative financial instruments and are not accounted for as designated hedges. They were initially recognized at fair value on the date on which the related derivative contracts were entered into and are subsequently re-measured to estimated fair value. Any gains or losses arising from changes in the fair value of the derivatives are credited or charged to profit or loss.

Article IX.Currency Risk

The Company is exposed to fluctuations in foreign exchange rates as a portion of our expenses are incurred in Canadian Dollars, Peruvian Soles, Argentine Pesos, Mexican Pesos, Euros, Australian dollars, and West African CFA Francs. A significant change in the foreign exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s profit or loss, financial position, or cash flows.

The following table summarizes the sensitivity to a +/-10% change in foreign currency exchange rates on the Company’s foreign currency exposure as at December 31, 2023:

Currency of foreign denominated items	Change	Effect
Mexican pesos	+/- 10%	1.0
Peruvian soles	+/- 10%	0.8
Argentine pesos	+/- 10%	0.3
Canadian dollars	+/- 10%	1.2
West African CFA francs	+/- 10%	6.4
Australian dollar	+/- 10%	0.1
Euros	+/- 10%	0.3

Due to the volatility of the exchange rate for Argentine Peso, the Company is applying additional measures in cash management to minimize potential losses arising from the conversion of funds. As discussed below in the capital management section, the Company is required to convert the equivalent value into Argentine Pesos from the export sale of all gold doré from the Lindero Mine. In addition, the Company would be required to obtain the prior consent of the Argentine Central Bank for the payment of cash dividends and distributions of profits out of Argentina.

The following tables summarize the Company’s exposure to currency risk through the following assets and liabilities denominated in foreign currencies:

As at December 31, 2023 (In millions of local currency)	Canadian dollars	Peruvian soles	Mexican pesos	Argentine pesos	West African CFA Francs	Australian Dollars	Euro
Cash and cash equivalents	0.5	6.9	8.8	1,092.7	39,898.0	-	-
Marketable securities	0.1	-	-	-	-	-	-
Restricted cash	-	-	-	-	573.8	-	-
Trade and VAT receivables	0.4	1.7	114.2	9,554.2	16,584.8	(0.1)	-
Income tax receivable	-	28.1	84.1	-	-	-	-
VAT - long term receivable	-	-	64.3	-	5,582.8	-	-
Trade and other payables	(18.7)	(51.3)	(174.0)	(6,605.6)	(18,465.1)	(1.3)	(2.5)
Provisions, current	-	(5.9)	(21.4)	(1,334.1)	-	-	-
Income tax payable	-	-	(28.1)	-	(2,136.2)	-	-
Other liabilities	(0.2)	-	(121.2)	-	-	-	-
Provisions, non-current	-	(13.9)	(107.6)	-	-	-	-
Total foreign currency exposure	(17.9)	(34.4)	(180.9)	2,707.2	42,038.1	(1.4)	(2.5)
US$ equivalent of foreign currency exposure	(13.5)	(9.3)	(10.7)	3.4	70.9	(0.9)	(2.8)
Figures may not add due to rounding

Fortuna | 50

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

As at December 31, 2022 (In millions of local currency)	Canadian dollars	Peruvian soles	Mexican pesos	Argentine pesos	West African CFA Francs	Australian Dollars	Euro
Cash and cash equivalents	0.6	6.2	73.9	11.8	6,057.9	0.3	-
Marketable securities	0.1	-	-	-	-	-	-
Restricted cash	-	-	-	-	2,339.0	-	-
Trade and VAT receivables	0.2	3.3	73.9	2,062.9	12,979.1	(0.1)	-
Income tax receivable	-	28.1	13.9	-	-	-	-
VAT - long term receivable	-	-	70.5	-	-	-	-
Trade and other payables	(13.4)	(17.0)	(218.3)	(1,429.4)	(15,346.5)	(1.3)	(0.3)
Provisions, current	-	(8.1)	(11.7)	(387.9)	-	-	-
Income tax payable	0.1	-	(84.4)	-	(1,353.2)	-	-
Other liabilities	(0.2)	-	(9.7)	-	-	-	-
Provisions, non-current	-	(12.6)	(90.8)	-	-	-	-
Total foreign currency exposure	(12.6)	(0.1)	(182.7)	257.4	4,676.3	(1.1)	(0.3)
US$ equivalent of foreign currency exposure	(9.3)	(0.0)	(9.4)	1.4	7.4	(0.8)	(0.3)
Figures may not add due to rounding

Article X.Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We manage our liquidity risk by continually monitoring forecasted and actual cash flows. We have in place a planning and budgeting process to help determine the funds required to support our normal operating requirements and our development plans. We aim to maintain sufficient liquidity to meet our short term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and our committed and anticipated liabilities.

The Company manages its liquidity risk by continuously monitoring forecasted and actual cashflows. A rigorous reporting, planning, and budgeting process is in place to help facilitate forecasting funding requirements, to support operations on an ongoing basis and with expansion plans, if any.  See also “Liquidity and Capital Resources”.

As at December 31, 2023, the Company expects the following maturities of its financial liabilities, lease obligations, and other contractual commitments, excluding payments relating to interest:

	Expected payments due by year as at December 31, 2023
	Less than			After
	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	148.1	-	-	-	148.1
Debt	45.7	165.0	-	-	210.7
Income taxes payable	31.8	-	-	-	31.8
Lease obligations	20.3	39.8	4.9	6.5	71.5
Other liabilities	-	10.0	-	-	10.0
Closure and reclamation provisions	5.5	27.2	8.2	38.4	79.3
Total	251.4	242.0	13.1	44.9	551.4
Figures may not add due to rounding

Fortuna | 51

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Article XI.Capital Management

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders. The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets.

Effective December 23, 2019, changes to Argentina’s tax laws proposed by the new Argentine Government were implemented. The changes ratified and extended legislation which was to expire on December 31, 2019 and allow the Argentine Central Bank to regulate funds coming into and flowing out of Argentina in order to maintain stability and support the economic recovery of the country. These capital controls, together with additional temporary controls enacted on May 29, 2020, have the effect of requiring exporters to convert the equivalent value of foreign currency received from the export into Argentine Pesos; requiring the prior consent of the Argentine Central Bank to the payment of cash dividends and distributions of currency out of Argentina; requiring Argentine companies to convert foreign currency loans received from abroad into Argentine Pesos; and restricting the sale of Argentine Pesos for foreign currency. These changes have since ratified and extended legislation to December 31, 2025.

The Company’s capital requirement is effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

The Company’s capital structure consists of equity comprising of share capital, reserves and retained earnings as well as debt facilities, equipment financing obligations less cash, cash equivalents and short-term investments.

As at	December 31, 2023	December 31, 2022
Equity	1,238.4	1,244.8
Debt	206.8	219.2
Lease obligations	57.4	21.3
Less: cash and cash equivalents	(128.1)	(80.5)
	1,374.5	1,404.8
Figures may not add due to rounding

Other than the restrictions related to capital controls, and complying with the debt covenants under the Company’s credit facility, the Company is not subject to any externally imposed capital requirements. As at December 31, 2023, the Company was in compliance with its debt covenants.

Article XII.Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Currently, the Company’s interest rate exposure mainly relates to interest earned on its cash, cash equivalent, and short-term investment balances, interest paid on its SOFR-based debt and the mark-to-market value of derivative instruments which depend on interest rates.

Article XIII.Key Personnel

The Company is dependent on a number of key management and employee personnel.  The Company’s ability to manage its exploration, development, construction, and operating activities, and hence its success, will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical, and unskilled employees.  The loss of the services of one or more key management personnel, as well as a prolonged labor disruption, could have a material adverse effect on the Company’s ability to successfully manage and expand its affairs.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Article XIV.Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business.  The Company may be subject to claims by local communities, indigenous groups, or private landowners relating to land and mineral rights, and such claimants may seek sizable monetary damages or seek the return of surface or mineral rights that may be valuable to the Company which may significantly impact operations and profitability, if lost.  These matters are subject to various uncertainties and it is possible that some of these matters may be resolved with an unfavorable outcome to the Company.  The Company does carry liability insurance coverage, but such coverage does not cover all risks to which the Company may be exposed to.

On August 16, 2022, the Argentine Tax Authority (“AFIP”) published General Resolution No.5248/2022 (the “Resolution”) which established a one-time “windfall income tax prepayment” for companies that have obtained extraordinary income derived from the general increase in international prices. The Resolution was published by AFIP without prior notice.  The windfall income tax prepayment applies to companies that meet certain income tax or net income tax (before the deduction of accumulated tax losses) thresholds for 2021 or 2022. The aggregate amount of the windfall income tax prepayment payable by Mansfield calculated in accordance with the Resolution was approximately $1.0 million (810 million Argentine Pesos), excluding related accrued interest of approximately $0.3 million (277 million Argentine Pesos).  The windfall income tax prepayment was to be paid in three equal and consecutive monthly instalments, starting on October 22, 2022, and was payable in addition to income tax instalments currently being paid by corporate taxpayers on account of their income tax obligations. The windfall income tax prepayment is an advance payment of income taxes which were due to be paid in 2022.

Based on the historical accumulated losses of Mansfield for fiscal 2021, which can be carried forward for 2022, Mansfield was not liable for income tax for fiscal 2022. To protect Mansfield’s position from having to pay the windfall income tax prepayment as an advance income tax for 2022, which based on management’s projections was not payable, Mansfield applied to the Federal Court of Salta Province for a preliminary injunction to prevent the AFIP from issuing a demand or other similar measure for the collection of the windfall income tax prepayment.  On October 3, 2022, Mansfield was notified that the Court had granted the preliminary injunction. As a result, Mansfield did not pay any of the instalments.

Mansfield also filed an administrative claim with the AFIP to challenge the constitutionality of the Resolution, which was rejected by AFIP on November 2, 2022. Mansfield has challenged the rejection of its administrative claim, by filing legal proceedings against the AFIP with the Federal Court. On February 15, 2023, the Federal Court granted Mansfield a preliminary injunction in these legal proceedings. Mansfield has subsequently presented additional documentation to AFIP which has resulted in the windfall tax prepayment installments being eliminated from Mansfield’s account in AFIP’s system.  The legal proceedings to determine the unconstitutionality of the Resolution and whether interest is payable to AFIP continue under the protection of a preliminary injunction.

CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

For further information on our significant judgements and accounting estimates, refer to note 4 of our 2023 Financial Statements. There have been no subsequent material changes to these significant judgements and accounting estimates.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

Changes in Accounting Policies

The Company adopted various amendments to IFRS, which were effective for accounting periods beginning on or after January 1, 2023. These include amendments to IAS 1 (Presentation of Financial Statements) and IFRS Practice Statement 2 (Making Materiality Judgements), IAS 8 (Definition of Accounting Estimates) and IAS 12 (Deferred tax related to assets and liabilities arising from a single transaction). The impact of adoption was not significant to the Company's financial statements.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.

The Company evaluated, with the participation of its CEO and CFO, the effectiveness of its disclosure controls and procedures as of December 31, 2023 and concluded that they are effective.

Management’s Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with

IFRS as issued by the International Accounting Standards Board. However, due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

Management assesses the effectiveness of the Company’s internal control over financial reporting using the Internal

Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission

(“COSO”). Management conducted an evaluation of the effectiveness of ICFR and concluded that it was effective as of

December 31, 2023.

There have been no changes in the Company’s internal control over financial reporting during the year ended December

31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s internal control over financial reporting as of December 31, 2023 has been audited by KPMG LLP, Independent Registered Public Accounting Firm, Vancouver, BC, Canada. The required report is included in the “Report of Independent Registered Public Accounting Firm,” that accompanies the Company’s audited consolidated financial statements as of and for the fiscal years ended December 31, 2023 and 2022.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A and any documents incorporated by reference into this MD&A includes certain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are often, but not always, identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, “possible”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.  The Forward-looking Statements in this MD&A include, without limitation, statements relating to: Mineral Resource and Mineral Reserve estimates as they involve the implied assessment, based on estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated and can be profitably produced in the future; the Company's plans and expectations for its material properties and future exploration, development and operating activities including, without limitation, capital expenditure, production and cash cost and AISC estimates, exploration activities and budgets, forecasts and schedule estimates, as well as their impact on the results of operations or financial condition of the Company; estimated production forecasts for 2024; estimated costs; estimated cash costs and all-in sustaining cash costs and expenditures for 2024; estimated capital expenditures in 2024; estimated Brownfields and Greenfields expenditures in 2024; exploration plans; the future results of exploration activities; the timing of the implementation and completion of sustaining capital investment projects at the Company’s mines; statements relating to the anticipated closure of the San Jose Mine and the possibility of extending production beyond 2024; statements regarding the ongoing exploration at the Yessi vein at the San Jose MIne; the current budget for the San Jose Mine closure and monitoring plan; the Company’s expectation that there are no changes in internal controls during the year ended December 31, 2023 that are reasonably likely to materially affect the Company’s internal control over financing reporting; property permitting and litigation matters; the Company’s expectation that the leach pad expansion project at the Lindero Mine will be completed during the second half of 2024; the fluctuation of its effective tax rate in the jurisdictions where the Company does business; statements that management will continue to monitor the political and regulatory environments in Argentina and in Burkina Faso and will take appropriate actions to mitigate the risks to the Company’s operations; and the Company’s expectations regarding the timeline for providing updated Mineral Resource and Mineral Reserve estimates.

The forward-looking statements in this MD&A also include financial outlooks and other forward-looking metrics relating to Fortuna and its business, including references to financial and business prospects and future results of operations, including production, and cost guidance and anticipated future financial performance. Such information, which may be considered future oriented financial information or financial outlooks within the meaning of applicable Canadian securities legislation (collectively, “FOFI”), has been approved by management of the Company and is based on assumptions which management believes were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial conditions, plans and prospects of Fortuna and its business and properties. These projections are provided to describe the prospective performance of the Company's business. Nevertheless, readers are cautioned that such information is highly subjective and should not be relied on as necessarily indicative of future results and that actual results may differ significantly from such projections. FOFI constitutes forward-looking statements and is subject to the same assumptions, uncertainties, risk factors and qualifications as set forth below.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others: operational risks relating to mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; uncertainty relating to new mining operations such as the Séguéla Mine; that the appeal in respect of the ruling in favor of Minera Cuzcatlan reinstating the environmental impact authorization at the San Jose Mine (the “EIA”) will be successful; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project

Fortuna | 55

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including maintaining, obtaining or renewing environmental permits and potential liability claims; risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian conflict, and the impact it may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; risks related to International Labor Organization (“ILO”) Convention 169 compliance; developing and maintaining good relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; substantial reliance on the Lindero Mine, the Yaramoko Mine, the Séguéla Mine, and the San Jose Mine for revenues; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; reliance on key personnel; uncertainty relating to potential conflicts of interest involving the Company’s directors and officers; risks associated with the Company’s reliance on local counsel and advisors and the experience of its management and board of directors in foreign jurisdictions; adequacy of insurance coverage; operational safety and security risks; risks related to the Company’s compliance with the United States Sarbanes-Oxley Act; risks related to the foreign corrupt practices regulations and anti-bribery laws; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to pandemics, epidemics and public health crises; and the impact they might have on the Company’s business, operations and financial condition; the Company’s ability to access its supply chain; the ability of the Company to transport its products; and impacts on the Company’s employees and local communities all of which may affect the Company’s ability operate; competition; fluctuations in metal prices; regulations and restrictions with respect to imports; high rates of inflation; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and restrictions on foreign exchange and currencies; failure to meet covenants under its Credit Facilities, or an event of default which may reduce the Company’s liquidity and adversely affect its business; tax audits and reassessments; risks relating to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; uncertainty relating to nature and climate change conditions; risks associated with climate change legislation; our ability to manage physical and transition risks related to climate change and successfully adapt our business strategy to a low carbon global economy; risks related to the volatility of the trading price of the Company’s common shares and the Company’s debentures; dilution from further equity or convertible debenture financings; risks related to future insufficient liquidity resulting from a decline in the price of the Company’s common shares or debentures; uncertainty relating to the Company’s ability to pay dividends in the future; risks relating to the market for the Company’s securities; risks relating to the debentures of the Company; and uncertainty relating to the enforcement of any U.S. judgments which may be brought against the Company; as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form for the financial year ended December 31, 2022 filed with the Canadian Securities Administrators and available at www.sedarplus.ca and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained in this MD&A are based on the assumptions and factors management considers reasonable as at the date of this MD&A, including but not limited to: all required third party contractual, regulatory and governmental approvals will be obtained and maintained for the exploration, development, construction and production of its properties; there being no significant disruptions affecting operations, whether relating to labor, supply, power, blockades, damage to equipment or other matter; there being no material and negative impact to the various contractors, suppliers and subcontractors at the Company’s mine sites as a result of the Ukrainian – Russian conflict or otherwise that would impair their ability to provide goods and services; permitting, construction, development, expansion, and

Fortuna | 56

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023 (in US Dollars, tabular amounts in millions, except where noted)

production continuing on a basis consistent with the Company’s current expectations; that the appeal filed in the Mexican Collegiate Court challenging the reinstatement of the EIA will be unsuccessful; expected trends and specific assumptions regarding metal prices and currency exchange rates; prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels; production forecasts meeting expectations; any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company; and the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these Forward-looking Statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF RESERVES AND RESOURCES

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States.

Technical disclosure regarding the Company’s properties included herein was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained herein is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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